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COMMERCIAL REAL ESTATE

REIT Answers Critics of Outside Managers

Nicholas Schorsch Is Shaking Up the Management Structure at American Realty Capital Properties

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By ROBBIE WHELAN
Sept. 3, 2013 10:03 p.m. ET

As Wall Street becomes more wary of possible conflicts of interest at real-estate companies, Nicholas Schorsch, one of the industry's most prolific fundraisers in recent years, is shaking up the management structure at his flagship company, American Realty Capital Properties Inc. [ARCP -0.93%]



Trailing the Market
Analysts say that REITs that say fees to external management teams trade at a discount because of the potential for conflicts of interest.
Performance since American Realty Capital Properties IPO

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American Realty, which owns over 1,200 primarily retail properties, announced the changes last month, saying that by the end of the year, it will terminate its management agreement with ARC Properties Advisors LLC, an outside company that is majority-owned by Mr. Schorsch and his partners.

American Realty said it would hire its own president, chief executive, chief operating officer and general counsel. Mr. Schorsch, who currently serves as chairman and chief executive of American Realty through his position at ARC, will become executive chairman of American Realty's new management team.

The move is designed to boost the company's share price and stoke interest from investors that usually shy away from real-estate investment trusts that are managed by separate firms that charge REITs management fees.

"We're tearing up our 10-year management contract," Mr. Schorsch said in a recent interview in his Manhattan office. "As an internalized company, you get a better multiple in the market. The market likes it better."

The issue of whether REITs are best managed by management teams working for the company or outside firms has become a hot one in the real-estate industry. Investors and analysts increasingly have been raising concerns about possible conflicts. For example, some management firms are paid based on the value of the real-estate assets they acquire, as opposed to shareholders, who benefit when those assets perform well.

This year, for example, a group of activist investors has been fighting a battle for control of CommonWealth REIT, an office landlord that doesn't hire its own management team. The group hopes to buy it at a discount price because of the stock market's skittishness toward externally managed companies.

Green Street Advisors, which estimates there are only 18 equity REITs in the country remaining that use external managers, called CommonWealth "uninvestable" because of conflicts of interest created by its management structure. CommonWealth has disputed that there is any conflict of interest.

The management issue also has come up over the past year and a half for two nontraded REITs that have listed their shares on the New York Stock Exchange. Princeton, N.J.-based Chambers Street Properties and Phoenix-based Cole Credit Property Trust III, now traded as Cole Real Estate Investments Inc., brought their

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Externally managed companies still controversial



BARRY CRITCHLEY | January 29, 2013 4:44 PM ET
More from Barry Critchley



hanks to unitholder objection, H&R and its property manager agreed to waive its normal acquisition fee as part of its friendly negotiated purchase of Primaris Retail REIT — a $30-million concession.   Colin O'Connor for National Post

H&R REIT, Sprott: Externally managed companies still controversial

External management agreements became a controversial subject in the heyday of royalty and income trusts because of their potential to create an non-alignment of interests with unitholders. They became even more controversial – and much more expensive – for unitholders when an appropriate payment the contracts were internalized.

The issue of externally managed companies is still alive years later. For the second time in a few days, the matter has arisen in two different contexts: in one case it was resolved in favour of unitholders; in the other case the matter is still pending.

Here are the two transactions:

• Sprott Power. The company has been public since early 2011 and plans to internalize its management by the end of July. (This week, the 180-day notice was given.) For that to happen, the entity holding the management services contract – and there are two, one for developing assets it starts and the other for operating assets it has acquired- has to be paid a fee. The company, which has a market cap of about $80 million, has hired a third party evaluator to determine the payment.

Analyst Robert Merer of National Bank Financial said in a note the payment could be in the $5 million – $20 range – a large gap but presumably an indication of different interpretations that can be put on the contracts that were both signed before Sprott Power became public. (Both are on SEDAR and both are dated in mid-2010.)

Merer didn't comment on the specifics of the contract but other participants have noted the agreements aren't that clear or specific –

SEC note 4c,
Ftn #1

March 13, 2014

After deal, Inland American moves closer to a cash-out

By Alby Gallun

Inland American Real Estate Trust Inc. is absorbing the company that runs its portfolio, a key step toward an eventual sale of Inland American or a listing of its shares on a stock exchange.

The Oak Brook-based real estate investment trust (REIT) said today that it is bringing its business manager, Inland American Business Manager & Advisor Inc., and affiliated companies in-house to become a self-managed company.

... ding retail properties, student housing and hotels, but has paid ... most of the functions required to manage its portfolio. Under the transaction, the employees of those companies, 234 people in all, become its employees.

The internalization, as the process is called, allows Inland American to position itself for a transaction that would allow its shareholders to cash out. Inland American is an unlisted, or nontraded, REIT, meaning its shares are not traded on an exchange, leaving investors with few opportunities to sell their stock.

After assembling a portfolio, unlisted REITs will create that opportunity either by selling to another company or by listing their shares. But Wall Street analysts and institutional investors shun externally managed REITs, which is why most bring their management companies in-house before a listing.

Yet internalizations have been controversial because many nontraded REITs have paid large sums to buy their managers, drawing accusations of self-dealing from investor advocates. A sister company of Inland American, Inland Western Retail Real Estate Trust Inc. — now known as Retail Properties of America Inc. — came under fire for buying its outside managers and advisers for $375 million in 2007, triggering a federal lawsuit from investors that **was settled in 2010.**

To mollify their critics, many unlisted REITs have stopped paying their management companies any money to bring them in-house. That includes Inland American, which said it is not paying a so-called internalization fee in connection with the transaction.

"The non-traded REIT industry has changed, and I think that 'no fee' reflects the market today," said Inland American President Thomas McGuinness.

He declined to discuss the company's next step toward a so-called liquidity event for shareholders, or say whether it was leaning toward a listing or sale. Another sister company, Inland Diversified Real Estate Trust Inc., is taking the sale route, agreeing last month **to be acquired for about $2 billion** by Indianapolis-based Kite Realty Group Trust.

At the end of 2013, Inland American owned 24 million square feet of retail, office and industrial space, 8,290 student housing beds and 19,337 hotel rooms.

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Mike F. 85 days ago

As Inland American's estimated share value remains far below the price original investors paid, the Trust's growing exposure to hotels is examined in a new report. Why has Inland continued to plow money into hotels instead of returning capital to its shareholders? Read more at http://www.inlandinvestoralert.org/reports/

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SEC # 4c   fn 1

Lucrative Fees Behind Real Estate Management Spur Fights

By Brian Louis - May 3, 2013

CommonWealth REIT (CWH) owns office buildings throughout the U.S., yet employs no one. Cole Credit Property Trust III Inc. (0283899D), which leases about a thousand stores around the country to retailers such as CVS, Lowe's and Wal-Mart, also had no workers until a recent acquisition.

Instead, both real estate investment trusts have been run by outside managers who are paid to choose properties to buy and at what prices, and which ones to sell and when. That has raised criticism from some investors, who say a management company may make decisions for its own benefit -- decisions not necessarily right for REIT shareholders.

"It's a good business if you can get it," said Jim Sullivan, a managing director at Green Street Advisors Inc., a Newport Beach, California-based research company. "The adviser does well if the REIT gets bigger, but the shareholders may not be well-served by the REIT getting bigger."

That conflict has been at the heart of two of the biggest REIT fights this year. CommonWealth, based in Newton, Massachusetts, is battling an attempt by its second-biggest investor to remove its board. Phoenix-based Cole Credit had to fend off a rival's buyout offer after announcing plans to purchase the firm that oversaw its properties.

CommonWealth -- and other REITs that share the same external manager -- are among the few publicly traded property trusts with the structure, Sullivan said. It's a common setup among REITs not listed on stock exchanges, such as Cole.

Portfolio Size

The problem with using an outside manager is that the firm may buy low-quality properties -- or overpay for real estate -- to boost the REIT's portfolio size and increase management fees, Sullivan said. The manager may be focused more on its own income than in building the best portfolio for investors, he said.

"If you have money to spend and it's not your money, your decision-making might be different than if it was your own money," he said.

and associates, of more than 9.8% of the outstanding shares of our common stock, unless our board of directors grants a waiver. When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of our common stock, the group formed thereby will be deemed to have acquired beneficial ownership for purposes of the ownership restrictions.

Because our certificate of incorporation prevents ownership of more than 9.8% of our common stock by any person or group, together with its affiliates and associates, the acquisition of less than 9.8% of our common stock by an individual or entity could nevertheless cause that individual or entity to be subject to our certificate of incorporation's ownership limit. Any attempt to own or transfer shares of our common stock in excess of the ownership limit without the consent of our board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Anti-takeover provisions in our constituent documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

- limit the ownership interest of our common stock to only 9.8% by any person or group of related individuals, including persons agreeing to act together for the purpose of acquiring, holding, voting or disposing of our common stock;

- authorize our board of directors, without further action by our stockholders, to provide, out of the unissued shares of preferred stock, for additional or new series of preferred stock and, with respect to such series, to set the number of shares constituting such series, the designation of such series, the terms, preferences and relative participating, optional and other special rights, voting powers, restrictions, limitations and qualification thereof;

- require a classified board of directors;

- prohibit stockholder action by written consent, without the express prior consent of our board of directors;

- provide that stockholders are not permitted to call a special meeting of stockholders;

- provide that directors may be removed only for cause and with the affirmative vote of at least 80% of the voting interests of our stockholders entitled to vote;

- provide that our board of directors is expressly authorized to make, alter or repeal our bylaws; and

- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, refer to "Description of Our Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws."

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Stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as stockholders.

Our board of directors determines our major policies, including our policies regarding growth and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. We may change our corporate policies without stockholder notice or consent, which could result in investments or activities that are different than, or in different proportion than, those described in this information statement. Under the Delaware General Corporation Law ("DGCL"), our certificate of incorporation and our bylaws, stockholders will have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks stockholders face.

- There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

- We may incur material costs and expenses as a result of our separation from Ashford Trust, which could adversely affect our profitability.

- Our relationships with Ashford Trust, Ashford Prime and Remington, a property management company owned by Mr. Monty J. Bennett, our chief executive officer and chairman, and his father, Mr. Archie Bennett, Jr., chairman emeritus of Ashford Trust, could create significant conflicts of interest.

Sec #4

- Under the terms of our mutual exclusivity agreement with Remington, we will be obligated to utilize Remington as a property manager for future platforms that we advise, to the extent we have the discretion to do so, even if the utilization of Remington for such property management may not be the most advantageous for such future clients.

- Under the terms of our mutual exclusivity agreement with Remington, Remington may be able to pursue lodging investment opportunities that compete directly with the businesses that we advise.

Our Financing Strategy

We currently do not use leverage, and therefore have no market risk sensitive instruments; however, we may decide to use leverage to meet future capital needs. Our organizational documents do not limit our capacity to use leverage or the amount we may use. Our financing objective is to manage our capital structure effectively in order to provide sufficient capital to execute our business strategies and in turn add value to stockholders. We may from time to time use derivative instruments primarily to manage interest rate risk.

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Structure and Formation of Our Company

Prior to or concurrently with the separation and distribution, we will engage in certain formation transactions, which are designed to provide for our external management of Ashford Trust, facilitate the separation and distribution and provide us with our initial capital.

In connection with our formation transactions, the following transactions have occurred or will occur concurrently with or prior to completion of the separation and distribution:

- Ashford Trust formed Ashford LLC, as a subsidiary of its operating partnership, Ashford Hospitality Limited Partnership ("Ashford Trust OP"), on April 5, 2013 to serve as the external advisor to Ashford Prime.

- Ashford Trust incorporated us in Delaware on April 2, 2014 to facilitate the separation of its asset management and external advisory business from its hospitality investment business.

- We will enter into a separation and distribution agreement with Ashford Trust and Ashford Trust OP, which will set forth the mechanics of the separation, certain organizational matters and other ongoing obligations of us and Ashford Trust.

- Ashford Trust OP will distribute to its limited partners 100% of the common units of Ashford LLC. We will offer to issue up to 514,228 shares of our common stock in exchange for Ashford LLC common units pursuant to a prospectus that is part of a registration statement on form S-4 filed with the SEC. Each holder of Ashford LLC common units can exchange up to 99% of its common units for shares of our common stock, in even multiples of 35, except that Ashford Trust will not be subject to the 99% limitation and will exchange 100% of its Ashford LLC common units for our common stock.

- In a taxable pro rata special distribution, Ashford Trust will distribute shares of our common stock that it receives in exchange for the Ashford LLC common units to its common stockholders, to the extent the distribution will not jeopardize the REIT status of Ashford Trust. If such distribution is less than 100% of the shares of our common stock held by Ashford Trust, Ashford Trust intends to distribute any remaining shares of Ashford Inc. to its common

SEC Note 5

5.   PAYMENT OF EXPENSES. In addition to the compensation paid to the Advisor pursuant to <u>Section 6</u> hereof, the Company shall pay directly or reimburse the Advisor, on a monthly basis, for all of the expenses paid or incurred by the Advisor or its Affiliates on behalf of the Company or in connection with the services provided to the Company pursuant to this Agreement, including, but not limited to, tax, legal, accounting, advisory, investment banking and other third party professional fees, Board of Directors' fees, debt service, taxes, insurance (including errors and omissions insurance and any additional insurance required by <u>Section 8.2</u>), underwriting, brokerage, reporting, registration, listing fees and charges, travel and entertainment expenses, conference sponsorships, transaction diligence and closing costs, dead deal costs, dividends, office space, the cost of all equity awards or compensation plans established by the Company, including the value of awards made by the Company to the employees, officers, Affiliates and representatives of the Advisor, and any other costs which are reasonably necessary for the performance by the Advisor of its duties and functions under this Agreement and also including any expenses incurred by Advisor to comply with new or revised laws or governmental rules or regulations that impose additional duties on the Company or the Advisor in its capacity as advisor to the Company, including any personnel costs incurred to satisfy such additional duties. In addition, the Company shall pay its pro rata share of the office overhead and administrative expenses of the Advisor incurred in providing its duties pursuant to this Agreement.

The Advisor shall be responsible for all wages, salaries, cash bonus payments and benefits related to all employees of the Advisor providing services to the Company (including any officers of the Company who are also officers of the Advisor), excluding expenses related to (i) the provision of internal audit services as described in the next sentence and (ii) equity compensation awarded by the Company to employees, officers, Affiliates and representatives of the Advisor pursuant to <u>Section 6.3</u> below. The Company shall reimburse the Advisor, on a monthly basis, the Company's pro-rata portion (as reasonably agreed to between the Advisor and a majority of the Company's Independent Directors or Ashford Prime's audit committee, chairman of the audit committee or lead director) of all expenses related to (i) employment of the Advisor's internal audit managers and other employees of the Advisor who are actively engaged in providing internal audit services to the Company, (ii) the reasonable travel and other out-of-pocket costs of the Advisor relating to the activities of the Advisor's internal audit employees and the reasonable third party expenses which the Advisor incurs, in each case, in connection with providing internal audit services, and (iii) all reasonable international office expenses, overhead, personnel costs, travel and other costs directly related to Advisor's non-Executive personnel that are located internationally or that oversee the operations of international assets or

6

related to Advisor's personnel that source, investigate or provide diligence services in connection with possible acquisitions or investments internationally. Such expenses shall include, but are not limited to, salary, wages, payroll taxes and the cost of employee benefit plans.

6.   COMPENSATION.

6.1   <u>Base Fee</u>. The Company shall pay to the Advisor a quarterly base fee (the "*Base Fee*") payable in arrears in cash, for services provided by the Advisor in the preceding quarter.

For purposes of this Agreement, the "Base Fee" will be equal to 0.70% per annum of the Total Market Capitalization of the Company, subject to the payment of a minimum quarterly base fee ("*Minimum Base Fee*"), if applicable. For purposes of this Agreement, "*Total Market Capitalization*" shall be calculated on a quarterly basis as (i) the average of the volume-weighted average price per share of Ashford Prime's common stock for each trading day of the preceding quarter multiplied by the average number of shares of Ashford Prime's common stock outstanding during such quarter, on a fully-diluted basis (assuming all common units and long term incentive partnership units in the Operating Partnership which have achieved economic parity with common units in the Operating Partnership have been converted to common stock in the Company), plus (ii) the quarterly average of the aggregate principal amount of the Company's consolidated indebtedness (including the Company's proportionate share of debt of any entity that is not consolidated but excluding the Company's joint venture partners' proportionate share of consolidated debt), plus (iii) the quarterly average of the liquidation value of the Company's outstanding preferred equity. The Minimum Base Fee for each quarter will be equal to the greater of (i) 90% of the Base Fee paid for the same quarter in the prior year and (ii) the G&A Ratio multiplied by the Company's Total Market Capitalization. For purposes of this Agreement, the "*G&A Ratio*" will be calculated as the simple average of the ratios of total general and administrative expenses, less any non-cash expenses but including any dead deal costs, paid in the applicable quarter by each member of a select peer group set forth in <u>Exhibit A</u> (each, a "*Peer Group Member*" and collectively, the "*Peer Group*"), divided by the total enterprise value of such Peer Group Member (calculated in the same manner as the Company's Total Market Capitalization). The G&A Ratio for each Peer Group Member will be calculated based on the financial information presented in such Peer Group Member's Form 10-Q or 10-K periodic filings with the SEC following the end of each quarter. The Peer Group may be modified from time to time by mutual written agreement of the Advisor and a majority of the Independent Directors, negotiating in good faith.

The Base Fee, as calculated above, shall be payable in arrears no later than the 15th day following the end of each quarter (*i.e.*, one-fourth of 0.70% of the Total Market Capitalization of the Company). The Minimum Base Fee shall be calculated as soon as practicable following the end of the quarter, and to the extent the Minimum Base Fee exceeds the Base Fee paid to the Advisor with respect to any quarter, the Company will pay the Advisor the difference between Minimum Base Fee and the Base Fee within 5 business days of final calculation of the Minimum Base Fee.

7

For purposes of payment of the Base Fee for a partial quarter relating to the first quarter in which this Agreement is effective or for the last quarter in which this Agreement is terminated, the Base Fee shall be calculated as 0.70% of the Total Market Capitalization of the Company, calculated using each trading day of such partial quarter prior to termination, multiplied by the number of days in the applicable quarter in which this Agreement is in effect divided by 365 or 366 days, as applicable. The Minimum Base Fee shall be similarly reduced proportionately based on the number of days in the applicable quarter in which this Agreement is in effect divided by 365 or 366 days, as applicable.

   6.2 <u>Incentive Fee</u>. In each year that the Company's total shareholder return exceeds the average total shareholder return for the Peer Group (the "*Incentive Fee Threshold*"), the Company shall pay to the Advisor an incentive fee (the "*Incentive Fee*"), calculated as set forth in the following paragraph. For purposes of this Agreement, beginning with the calendar year ending December 31, 2014, the Company's total shareholder return will be calculated using the year-end stock price equal to the closing price of Ashford Prime's common stock on the last trading day of the year, assuming all dividends on the common stock are reinvested into additional shares of Ashford Prime common stock as compared to the closing stock price of Ashford Prime's common stock on the last trading day of the prior year. The average total shareholder return for each Peer Group Member will be calculated in the same manner, and the average for the Peer Group will be the simple average of the total shareholder return for each Peer Group Member.

If the Company's total shareholder return exceeds the Incentive Fee Threshold with respect to any calendar year (or stub period), the annual Incentive Fee for such calendar year (or stub period) shall be calculated, for each year (or stub period) beginning with the year ending December 31, 2014, as (i) 5% of the amount (expressed as a percentage but in no event greater than 25%) by which the Company's annual total shareholder return exceeds the Incentive Fee Threshold, multiplied by (ii) the Fully Diluted Equity Value (defined below) of the Company at December 31 of such calendar year. The Company's "*Fully Diluted Equity Value*" shall be calculated by assuming that all units in the Operating Partnership, including long term incentive partnership units of the Operating Partnership that have achieved economic parity with the common units of the Operating Partnership, if any, are converted into common stock and that the per share value of each share of Company common stock is equal to the closing price of the Company's common stock on the last trading day of the year.

If this Agreement is terminated on a day other than the last trading day of a calendar year, then the Company's total shareholder return, the Incentive Fee Threshold and the total shareholder return for each Peer Group Member will be calculated using the stock price of Ashford Prime's common stock and each Peer Group Member's common stock closing price on the last trading day immediately preceding the date of termination of this Agreement.

The Incentive Fee, if any, subject to the FCCR Condition (defined below), shall be payable in arrears in three (3) equal annual installments with the first installment payable on January 15 following the applicable year for which the Incentive Fee relates and on January 15 of the next two successive years. Notwithstanding the foregoing, upon any termination of this Agreement for any reason, any unpaid Incentive Fee (including any Incentive Fee installment for the stub

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SEC Note 7

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012
(in thousands, except per share amounts)

	Hotel Group Historical Combined Consolidated[AA]	Separation Adjustments	Pro Forma No Hotels Acquired	Historical Sofitel Chicago Water Tower Period From January 1, 2012 through October 31, 2012[BB]	Historical Sofitel Chicago Water Tower Period From November 1, 2012 through December 31, 2012[BB]	Sofitel Chicago Water Tower	Pier House Resort[CC]	Pro Forma Sofitel and Pier House Acquired	Crystal Gateway Marriott[DD]	Pro Forma Hotels Acquired
Revenue										
Rooms	$ 160,811	$ —	$ 160,811	$ 22,049	$ 4,028	$ 26,077	$ 14,318	$ 201,206	$ 34,750	$ 235,956
Food and beverage	50,784	—	50,784	9,466	1,907	11,373	2,997	65,154	14,928	80,082
Rental income from operating leases	—	—	—	—	—	—	—	—	—	—
Other	9,593	—	9,593	1,515	290	1,805	1,376	12,774	1,964	14,738
Total hotel revenue	221,188	—	221,188	33,030	6,225	39,255	18,691	279,134	51,642	330,776
Expenses										
Hotel operating expenses:										
Rooms	37,001	—	37,001	6,461	1,284	7,745	2,102	46,848	7,892	54,740
Food and beverage	33,377	—	33,377	7,315	1,462	8,777	2,493	44,647	9,731	54,378
Other expense	59,013	—	59,013	8,382	1,657	10,039	864	69,916	13,956	83,872
Management fees	9,360	—	9,360	1,156	187	1,343 (165)[FF]	935 (374)[LL]	11,099	1,549	12,648
Total hotel expenses	138,751	—	138,751	23,314	4,590	27,739	6,020	172,510	33,128	205,638
Property taxes, insurance and other	10,236	—	10,236	1,547	430	1,977	7,059	19,272	2,596 1,652[EE]	21,868
Depreciation and amortization	29,549	—	29,549	2,590	637	3,227	1,489	35,312	5,836 (647)[II]	44,433
Transaction costs	—	—	—	—	—	555[MM]	492[NN]	—	3,285[NN]	—
Corporate general and administrative	10,846	6,745[GG] 971[EE] 7,912[GG] (2,752)[HH] 275[II] 195[JJ]	24,192	—	—	—	483[KK] 17[JJ]	24,692	1,668 30[JJ]	27,395
Total expenses	189,382	13,346	202,728	27,451	5,657	33,498	15,560	251,786	47,548	299,334

Operating income	31,806	(13,346)	18,460	5,579	568	5,757	3,131	27,348	4,094	31,442
Interest income	29	—	29	—	—	—	47	76	11	87
Other income	—	—	—	—	—	—	—	—	—	—
Interest expense and amortization of loan costs	(31,244)	—	(31,244)	(4,889)	(596)	(5,485)	(1,626)	(34,812)	(6,630)	(41,442)
						5,485(QQ)	(1,942)(OO)			
Income (loss) before income taxes	591	(13,346)	(12,755)	690	(28)	5,757	(390)	(7,388)	(2,525)	(9,913)
Income tax expense	(4,384)	—	(4,384)	—	—	—	—	(4,967)	(1,303)	(5,760)
						(412)(NN)	(171)(NN)		510(NN)	
Net income (loss)	(3,793)	(13,346)	(17,139)	690	(28)	5,345	(561)	(12,355)	(3,318)	(15,673)
(Income) loss from consolidated entities attributable to noncontrolling interest	(752)	—	(752)	—	—	—	—	(752)	—	(752)
(Income) loss attributable to redeemable noncontrolling interests in operating partnership(KK)	—	4,759	4,759	—	—	(1,422)	149	3,486	883	4,369
Net income (loss) attributable to the Company	$ (4,545)	$ (8,587)	$ (13,132)	$ 690	$ (28)	$ 3,923	$ (412)	$ (9,621)	$ (2,435)	$ (12,056)
Basic outstanding shares	N/A		24,045(RR)					24,045(RR)		24,045(RR)
Basic EPS	N/A		$ (0.55)(RR)					$ (0.40)(RR)		$ (0.50)(RR)
Diluted outstanding shares	N/A		24,045(SS)					24,045(SS)		24,045(UU)
Diluted EPS	N/A		$ (0.55)(SS)					$ (0.40)(SS)		$ (0.50)(UU)

See Notes to Pro Forma Combined Consolidated Financial Statements.

Table of Contents

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2013
(in thousands, except per share amounts)

	Hotel Group Historical Combined Consolidated(AA)	Separation Adjustments	Pro Forma No Hotels Acquired	Sofitel Chicago Water Tower(BB)	Pier House Resort(CC)	Pro Forma Sofitel and Pier House Acquired	Crystal Gateway Marriott(DD)	Pro Forma Hotels Acquired
Revenue								
Rooms	$ 132,852	$ —	$ 132,852	$ 20,911	$ 11,700	$ 165,463	$ 25,711	$ 191,174
Food and beverage	37,799	—	37,799	8,512	2,334	48,645	10,995	59,640
Rental income from operating leases	—	—	—	—	—	—	—	—

Basic EPS	N/A	$ (0.14)(RR)	$ 0.01 (RR)	$ (0.08)(RR)
Diluted outstanding shares	N/A	24,045 (SS)	32,905 (TT)	24,045 (UU)
Diluted EPS	N/A	$ (0.14)(SS)	$ — (TT)	$ (0.08)(UU)

See Notes to Pro Forma Combined Consolidated Financial Statements.

F-8

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

1. Basis of Presentation

Ashford Prime is a newly formed, externally-advised Maryland corporation that invests primarily in high RevPAR, luxury, upper-upscale and upscale hotels. Ashford Prime's hotels will be located predominantly in domestic and international gateway markets. Concurrent with the separation and distribution, Ashford Prime acquired interests in eight hotel properties, which Ashford Prime collectively refers to as its properties, and options to acquire the Pier House Resort and Crystal Gateway Marriott from Ashford Hospitality Limited Partnership ("Ashford Trust OP"). Following the separation and distribution, Ashford Prime entered into a purchase and sale agreement to acquire Sofitel Chicago Water Tower.

Ashford Prime was formed as a Maryland corporation on April 5, 2013. Ashford Hospitality Prime Limited Partnership, Ashford Prime's operating partnership (the "Ashford Prime OP"), was formed as a Delaware limited partnership on April 5, 2013. Ashford Prime OP General Partner LLC, a wholly-owned subsidiary of Ashford Prime, was formed as a Delaware limited liability company on April 5, 2013 and owns the general partnership interest in Ashford Prime OP. Ashford Prime OP Limited Partner LLC, a wholly-owned subsidiary of Ashford Prime, was formed as a Delaware limited liability company on April 5, 2013 and owns a limited partnership interest in Ashford Prime OP.

The pro forma combined consolidated financial statements contain the following presentations: (i) Ashford Prime following the separation and distribution, (ii) Ashford Prime following the separation and distribution, assuming it acquired the Sofitel Chicago Water Tower and the Pier House Resort and not the Crystal Gateway Marriott, and (iii) Ashford Prime following the separation and distribution, assuming it acquired the Sofitel Chicago Water Tower, the Pier House Resort and the Crystal Gateway Marriott.

Ashford Prime has filed a Registration Statement on Form 10 with the Securities and Exchange Commission with respect to the separation and distribution. Ashford Prime's operations are carried on through Ashford Prime OP. Ashford Prime owns indirectly approximately 64.7% of Ashford Prime OP and has control of Ashford Prime OP, as determined under the consolidation rules of generally accepted accounting principles. Accordingly, Ashford Prime will consolidate the assets, liabilities and results of operations of Ashford Prime OP.

.....

3. Adjustments to Pro Forma Combined Consolidated Statements of Operations

The adjustments to the pro forma combined consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are as follows:

(AA) Represents the historical combined consolidated statements of operations of the Hotel Group for the year ended December 31, 2012 and the nine months ended September 30, 2013.

(BB) Represents the historical combined statements of operations of the Sofitel Chicago Water Tower for the periods from January 1 2012 through October 31, 2012 and November 1, 2012 through December 31, 2012 and the nine months ended September 30, 2013.

(CC) Represents the historical statements of operations of the Pier House Resort for the year ended December 31, 2012 and the nine months ended September 30, 2013.

(DD) Represents the historical combined statements of operations of the Crystal Gateway Marriott for the year ended December 31, 2012 and the nine months ended September 30, 2013.

(EE) Represents an estimate of the base fee payable to Ashford Hospitality Advisors LLC, Ashford Prime's external advisor, pursuant to the terms of the advisory agreement. The base fee will be equal to 0.70% per annum of the total enterprise value of Ashford Prime, subject to a minimum quarterly base fee. The "total enterprise value" for purposes of determining the base fee will be calculated on a quarterly basis as (i) the average of the volume-weighted average price per share of our common stock for each trading day of the preceding quarter multiplied by the average number of shares of our common stock and common units outstanding during such quarter, on a fully-diluted basis (assuming all common units and long term incentive partnership units in the operating partnership which have achieved economic parity with common units in the operating partnership have been converted to common stock in the company), plus (ii) the quarterly average of the aggregate principal amount of our consolidated indebtedness (including our proportionate share of debt of any entity that is not consolidated but excluding our joint venture partners' proportionate share of consolidated debt), plus (iii) the quarterly average of the liquidation value of our outstanding preferred equity.

F-14

Table of Contents

To determine the appropriate pro forma adjustment for the base fee without any options being exercised, the total enterprise value of Ashford Trust was calculated pursuant to the definition of "total enterprise value" above. A portion of the total enterprise value was then allocated to Ashford Prime based on the pro forma total asset value of Ashford Prime as compared to Ashford Trust. The contractual advisory fee of 0.70% per annum was then applied to the total enterprise value allocated to Ashford Prime for purposes of making the pro forma adjustment. This calculation reflects an estimated base fee greater than the minimum base fee provided in the advisory agreement. However, the calculation is an estimate based on the historical total enterprise value of Ashford Trust and may not accurately reflect the total enterprise value of Ashford Prime following the separation and distribution. As a result, the pro forma base advisory fee adjustment may be understated.

If Ashford Prime acquires the Pier House Resort, the total enterprise value of Ashford Prime will be increased by the amount of debt that will be assumed in connection with the acquisition, based on the contractual formula for calculating total enterprise value. For pro forma purposes, as described in (K) above, management has estimated that $69.0 million of debt will be assumed in connection with the acquisition of the Pier House Resort. Accordingly, to estimate the incremental base fee attributable to the Pier House Resort acquisition, the 0.7% base management fee was applied to the $69.0 million of debt that will be assumed in connection with the exercise of the option to acquire the Pier House Resort. This calculation is an estimate and may not accurately reflect the incremental base fee attributable to the Pier House Resort acquisition.

The option purchase price payable for the Crystal Gateway Marriott is payable in common units of Ashford Prime OP. For pro forma purposes, as described in (L) above, management has assumed a purchase price for the Crystal Gateway Marriott of $234.8 million (which includes working capital) and the assumption of related debt of $101.6 million. If Ashford Prime acquires the Crystal Gateway Marriott, the total enterprise value of Ashford Prime will be increased by the purchase price, because it is payable in Ashford Prime OP units, and the amount of debt that will be assumed in connection with the acquisition, based on the contractual formula for calculating total enterprise value. Accordingly, to estimate the incremental base fee attributable to the Crystal Gateway Marriott acquisition, the 0.7% base management fee was applied to the aggregate of the purchase price in connection with the exercise of the option to acquire the Crystal Gateway Marriott. This calculation is an estimate and may not accurately reflect the incremental base fee attributable to the Crystal Gateway Marriott acquisition.

The calculation of the base fee after the consummation of the separation and distribution will be based on the total enterprise value of Ashford Prime, calculated pursuant to the definition of "total enterprise value" described above.

(FF) Represents an estimate of the additional base fee payable to Ashford Hospitality Advisors LLC for the year ended December 31, 2012 and the nine months ended September 30, 2013, as a result of the offering equal to 0.70% per annum of the estimated net proceeds from this offering of $138.8 million

(GG) The incentive fee payable to Ashford Prime's external advisor, if any, will be based on Ashford Prime's total stockholder return performance as compared to a defined peer group. To determine an appropriate pro forma adjustment to reflect an estimate of the incentive fee, management has assumed that the performance of Ashford Prime during the period ended December 31, 2012 would have mirrored the actual performance of Ashford Trust for such period. While it is unlikely there will be an exact correlation between the performance of Ashford Trust and Ashford Prime in the future, we believe the historical performance of Ashford Trust for the year ended December 31, 2012 (which included the Ashford Prime properties) is the best factually supportable indicator of Ashford Prime performance for purposes of determining an estimated incentive fee. This estimate is derived by applying the incentive fee calculation methodology provided for in the advisory agreement to the historical performance of Ashford Trust, and assuming that the fully diluted value of equity for Ashford Prime is equal to the "total enterprise value" used in calculating the base fee as described in footnote (EE) above, less Ashford Prime's indebtedness, reduced by the non-controlling interest's share. Because of the

assumptions used in this calculation, it may not accurately reflect the actual incentive fee, if any, that will be payable by Ashford Prime following the separation and distribution. Because the incentive fee is a performance-based fee that is not finalized until the end of each fiscal year, no pro forma adjustment is being made for the nine months ended September 30, 2013, consistent with Staff Accounting Bulletin Topic 13.A, suggesting that it is not appropriate to recognize revenue "based upon the probability of a factor being achieved."

SEC Note 8

Ashford Hospitality's Spin-off: Maximizing Value or Protecting Related Parties?

UNITE HERE, Sept. 2013

Publicly traded Equity REITs with external management structures have lower valuations.

"The market fears externally managed companies and trades them at significantly lower earnings multiples," according to one analyst.[1] "Frankly the external management structure is limited in use throughout the REIT sector and typically results in a 10% valuation discount," estimates another.[2]

To gauge the proper discount that investors should apply to externally managed REITs we calculated the discount that investors have historically applied to Hospitality Properties Trust [HPT], the only externally managed publicly traded lodging REIT, over the past 6 years (2007-2012). Using two common measures of value (price/FFO and Enterprise Value/EBITDA) calculated by analysts, we find the evidence for a steep discount.

In only one year (2008) did HPT best the industry average, on price/FFO. Over the course of the period studied, HPT trailed its peers with an average -24% discounted price/FFO, and an average -22.8% discounted EV/EBITDA.

TABLE 1: RELATIVE DISCOUNT OF HOSPITALITY PROPERTIES TRUST (LODGING REITs)

Methodoogy: We used p/ffo and EV/EBITDA values reported in the last week of May for the previous calendar year, for all lodging REITs listed under Wells Fargo's "Room Service Weekly" (May 2008-May 2013)

Lodging REITs: Hospitality Properties Trust (2007-2012)												
Real Estate Investment Trust (REIT)	Enterprise Value / EBITDA						P/FFO					
	2007	2008	2009	2010	2011	2012	2007	2008	2009	2010	2011	2012
Hospitality Properties Trust	10.7	7.8	10	9.3	9.3	10.9	6.9	3.5	7	7.1	7.3	7.7
Host Hotels & Resorts	9.7	7.1	15.1	20.4	15.5	14.2	8.8	4.4	14.8	26.3	16.5	14.3
Sunstone Hotel Investors	9.5	7.4	12.8	14	12.5	13.3	6.4	2.2	13.1	18.1	11.5	10.6
LaSalle Hotel Properties	12	8.6	14.2	18.9	16.3	13.9	10.1	3.7	12.8	18.7	16.5	12.2
Strategic Hotels & Resorts	12.8	9.9	18.4	21.1	15.6	16.5	10.3	1.3	-	-	-	-
DiamondRock Hospitality	10.9	7.2	14.6	18.2	16	14.1	9.7	3.4	11	19	15.7	11.6
Hersha Hospitality	10.1	8	11.2	18.3	13.3	13.7	7.9	2.6	5.5	5.5	12.8	13
Pebblebrook Hotel Trust	-	-	-		20.9	19.2	-	-	-	-	21.8	19.7
Chesapeake Lodging Trust	-	-	-	-	18.8	16	-			26.1	16	13
RLJ Lodging Trust	-	-	-	-	11.6	12.3	-	-	-	-	13.2	11.1
Ryman Hospitality Properties	-	-	-	-		13.2	-	-	-	-	-	-
FelCor Lodging Trust	10.5	8	12.4	13.5x	12.1	13	7.2	0.9	9.2	-	-	20.3
Ashford Hospitality Trust	11.1	7.5	16.1	15.4	15	12.4	5.6	0.9	4.1	6.4	4.2	7.1
Chatham Lodging Trust	-	-	-	-	19.3	12.6	-	-	-	-	-	11.8
Summit Hotel Properties	-	-	-	-	-	15.9	-	-	-	-	-	11.6
Average	10.83	7.96	14.35	16.36	15.58	14.31	8.25	2.43	10.07	17.16	14.24	13.03
HPT discount	-1.15%	-2.04%	-30.31%	-45.13%	-40.29%	-23.81%	-16.36%	44.33%	-30.50%	-58.62%	-48.75%	-40.88%

Externally-Managed REITS in Other Sectors Show Similar Discount

In case our findings are in some way confounded by other issues specific to HPT, we compared the valuation of externally managed, publicly traded equity REITs in other sub-sectors with industry-selected peers.

We identified five additional externally managed, publicly traded equity REITs:
- Senior Housing Trust [SNH] in Healthcare;
- Commonwealth [CWH] and Government Income Properties [GOV] in Commercial Office;
- Gladstone [GOOD] in Office/Industrial;
- American Retail Capital Properties [ARCP] in Net Lease

We relied on industry tools to select peer groups of comparable market capitalization.

In the years surveyed (2011-2012), four of these five externally managed REITs showed sharply discounted price/FFO and EV/EBITDA values compared to their peer group – price/FFO discounts ranged from -7.81% to -76.68%. ARCP (for which complete 2011 data are missing) was the only REIT not posting discounted EV/EBITDA values in 2012. However, ARCP recently announced its plans to convert to a self-managed REIT.

TABLE 2: SENIOR HOUSING TRUST V. PEERS (HEALTH CARE REITS)

Methodology and sources: *We selected a subset of Senior Housing Properties Trust industry peers identified by Morningstar based on proximity in market cap according to NAREIT REIT Data, August 2013. [3] Price/FFO measures are from second-quarter company reports by Wells Fargo; EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

Senior Housing Properties Trust & Industry Peers (2011-2012)			
Real Estate Investment Trust (REIT)	Enterprise Value / EBITDA	P/FFO	
	2012	2011	2012
Senior Housing Properties Trust	15.5	13.2	15.1
HCP Inc	19	18.4	16.2
Ventas Inc	21.1	20.2	18.2
Health Care REIT Inc	18.4	18.2	18
Omega Healthcare Inc	13.1	13.2	14.1
Healthcare Realty Trust	22.4	19.7	23.1
Medical Properties Trust	15.7	13.7	18.2
Average	17.89	16.66	17.56
Senior Housing Discount	-13.34%	-20.75%	-14.00%

TABLE 3: COMMONWEALTH, GOVERNMENT INCOME PROPERTIES PEERS (COMMERCIAL OFFICES)
Methodology and sources: *We selected a subset of CommonWealth and Governmental Properties industry peers identified by Morningstar based on proximity in market cap to these two REITs, according to NAREIT data.[4] Price/FFO measures were obtained from second-quarter company analyst reports; reports for Government Properties, American Assets Trust, Dupot Fabros, Corporate Office Properties, Brandywine, Highwoods Properties and Piedmont Office Realty were all prepared by Wells Fargo; reports on Common-Wealth by JMP Securities, and on Mack-Cali, by JP Morgan. EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

CommonWealth REIT, Government Properties REIT & Industry Peers (2011-2012)			
Real Estate Investment Trust (REIT)	**Enterprise Value / EBITDA**	**P/FFO**	
	2012	2011	2012
CommonWealth REIT	11.70	4.20	6.50
Government Properties	15.10	10.90	12.20
American Assets Trust	16.20	23.40	24.50
Franklin Street Properties Corp	17.00	-	-
Dupont Fabros Technology	15.00	16.90	15.80
Mack-Cali Realty Corp	12.70	9.50	8.50
Corporate Office Properties Trust	19.50	64.70	12.50
Brandywine Realty Trust	13.90	8.10	12.30
Highwoods Properties Inc	15.60	13.60	13.50
Piedmont Office Realty Trust	15.10	10.80	13.30
Average	15.18	18.01	13.23
CWH discount	-22.92%	-76.68%	-50.88%
GOV discount	-0.53%	-39.48%	-7.81%

TABLE 4: GLADSTONE PEERS (OFFICE/INDUSTRIAL REITs)

Methodology and sources: *We adopted the same peer group of office/industrial mixed use REITs recommended by Hillard Lyons, one of the few analysts covering Gladstone, who constructed the comparison group with a view to Gladstone's unique acquisition strategies. Price/FFO measures were obtained from second-quarter company analyst reports by Hillard Lyons; EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

Gladstone Commercial Trust & Industry Peers (2011-2012)			
Real Estate Investment Trust (REIT)	Enterprise Value / EBITDA	P/FFO	
	2012	2011	2012
Gladstone	16.2	10	12.3
Duke Realty Corp	16.9	10.2	15.4
Liberty Property Trust	16.5	13.1	16.3
Prologis	26.3	20.5	21.9
First Industrial Realty	36	10.3	17.8
East Group Properties	19.7	13.7	19.8
First Potomac Realty Trust	17.5	12	11.3
Average	21.30	12.83	16.40
GOOD discount	-23.94%	-22.05%	-25.00%

TABLE 5: AMERICAN REALTY CAPITAL PROPERTIES PEERS (NET LEASE REITs)

Methodology: *This is the group of net lease REITs that are peers to ARCP according to Ladenburg Thalmann's 2013 analysis of the REIT, one of two broker analysts regularly reporting price/FFO data on this company. Complete Price/FFO for 2011 A were not available at the time of writing so we report only 2012 here. Price/FFO measures were obtained from second-quarter company analyst reports by Ladenburg Thalmann (ARCP and ADC) and Wells Fargo (O, NNN, GTY). Since Ladenburg Thalmann reports of 2011A values for ARCP varied in reports released in 2012, we report the average values posted. EV/EBITDA data are from IBES/Worldscope, accessed August 2013.*

Comparison of Valuation of American Realty Capital Properties & Industry Peers (2010-2012)		
Real Estate Investment Trust (REIT)	Enteprise Value / EBITDA	Price/FFO
	2012	2012
American Realty Capital Properties	47.1	15.45
Agree Realty Corp	17	14.4
Getty Realty Corp	20.9	20.5
National Retail Properties Inc	19.5	17.5
Realty Income Corp	32.9	19.2
Average	27.48	17.41
ARCP discount	71.40%	-11.26%

SEC Note 9

and associates, of more than 9.8% of the outstanding shares of our common stock, unless our board of directors grants a waiver. When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of our common stock, the group formed thereby will be deemed to have acquired beneficial ownership for purposes of the ownership restrictions.

Because our certificate of incorporation prevents ownership of more than 9.8% of our common stock by any person or group, together with its affiliates and associates, the acquisition of less than 9.8% of our common stock by an individual or entity could nevertheless cause that individual or entity to be subject to our certificate of incorporation's ownership limit. Any attempt to own or transfer shares of our common stock in excess of the ownership limit without the consent of our board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Anti-takeover provisions in our constituent documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

- limit the ownership interest of our common stock to only 9.8% by any person or group of related individuals, including persons agreeing to act together for the purpose of acquiring, holding, voting or disposing of our common stock;

- authorize our board of directors, without further action by our stockholders, to provide, out of the unissued shares of preferred stock, for additional or new series of preferred stock and, with respect to such series, to set the number of shares constituting such series, the designation of such series, the terms, preferences and relative participating, optional and other special rights, voting powers, restrictions, limitations and qualification thereof;

- require a classified board of directors;

- prohibit stockholder action by written consent, without the express prior consent of our board of directors;

- provide that stockholders are not permitted to call a special meeting of stockholders;

- provide that directors may be removed only for cause and with the affirmative vote of at least 80% of the voting interests of our stockholders entitled to vote;

- provide that our board of directors is expressly authorized to make, alter or repeal our bylaws; and

- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, refer to "Description of Our Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws."

25

Stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as stockholders.

Our board of directors determines our major policies, including our policies regarding growth and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. We may change our corporate policies without stockholder notice or consent, which could result in investments or activities that are different than, or in different proportion than, those described in this information statement. Under the Delaware General Corporation Law ("DGCL"), our certificate of incorporation and our bylaws, stockholders will have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks stockholders face.

Section I: Rights lost by Ashford Inc Shareholders

Ashford Inc S-4 p. 94-97

transfer of such shares of our capital stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the clauses discussed below. Upon a sale to

us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported owner and any dividends or other distributions held by the trustee with respect to such capital stock will be paid to the charitable beneficiary. If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits. After that, the trustee must distribute to the purported owner an amount equal to the lesser of (i) the net price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the net sales proceeds received by the trust for the shares. Any proceeds in excess of the amount distributable to the purported owner will be distributed to the beneficiary.

All persons who beneficially own more than 5% of the lesser of the number or value of the shares of our outstanding capital stock at the end of each calendar year must give written notice to us within 30 days after the end of each calendar year. In addition, each stockholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of our stock as our board of directors deems reasonably necessary. All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price over the then prevailing market price for the holders of some, or a majority, of our outstanding shares of common stock or which such holders might believe to be otherwise in their best interest.

Classified Board. Our certificate of incorporation and bylaws will provide that our board of directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders, which we expect to hold in 2015. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders, which we expect to hold in 2016, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders, which we expect to hold in 2017. Commencing with the first annual meeting of stockholders following the distribution date, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Members of the board of directors will be elected by a plurality of the votes cast at each annual meeting of stockholders. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Further, the terms of any future issuances of preferred stock may be established and such shares may be issued without stockholder approval and may include voting rights which are greater or lesser than the common stock or other series of preferred stock, or other rights and preferences superior to the rights of the holders of common stock. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute. We will be incorporated under the laws of the State of Delaware, and thus will be subject to Section 203 of the DGCL, a business combination statute unless we, by action of our stockholders, opt out of this provision of Delaware law.

Listing

We intend to file an application to list our common stock on the   under the ticker symbol "AINC."

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

The following is a summary of certain provisions of our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Restrictions on Ownership and Transfer. Our certificate of incorporation will contain restrictions on the ownership and transfer of our capital stock, which will provide that, subject to the exceptions described below, no person or group, together with its affiliates and associates, may actually or constructively own, or be deemed to own more than 9.9% of the total number or value (whichever is more restrictive) of the outstanding shares of our common stock. We refer to this restriction as the "ownership limit."

Because our certificate of incorporation prevents ownership of more than 9.9% of our common stock by any person or group, together with its affiliates and associates, the acquisition of less than 9.9% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.9% of our outstanding common stock and thereby subject the common stock to the ownership limit.

Our board of directors may, in its sole discretion, waive the ownership limit with respect to one or more stockholders.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our common stock that will or may violate the ownership limit will be required to give notice immediately to us and provide us with such other information as we may request.

If any purported transfer of our capital stock or any other event would otherwise result in any person violating the ownership limits or the other restrictions in our certificate of incorporation, then any such purported transfer will be void and of no force or effect with respect to the purported transferee or owner (collectively referred to hereinafter as the "purported owner") as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). The number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and with any purported owner. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust and all dividends and other distributions paid by us with respect to such "excess" shares prior to the sale by the trustee of such shares shall be paid to the trustee for the beneficiary. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit, then our certificate of incorporation provides that the transfer of the excess shares will be void. Subject to Delaware law, effective as of the date that such excess shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a purported owner prior to our discovery that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust, provided that if we have already taken irreversible action, then the trustee shall not have the authority to rescind and recast such vote. Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our capital stock at market price, the market price on the day of the event which resulted in the

Ashford Inc
S-4

In general, Section 203 of the DGCL provides that, subject to certain exceptions set forth therein, a Delaware corporation shall not engage in any business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the DGCL, a business combination is defined to include a merger or consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the

owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (ii) the affiliates and associate of such person.

Ability of our Stockholders to Call Special Meetings of Stockholders or to Act by Written Consent in Lieu of a Meeting of Stockholders. Our certificate of incorporation and bylaws do not permit our stockholders to call special stockholders meetings. Further, our certificate of incorporation and bylaws will prohibit any stockholder action being taken by written consent without the express prior approval of our board of directors.

Our bylaws will provide that:

- with respect to an annual meeting of stockholders, the only business to be considered and the only proposals to be acted upon, including nominations of persons for election to our board of directors, will be those properly brought before the annual meeting:
  - pursuant to our notice of the meeting;
  - by, or at the direction of, our board of directors; or
  - by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws;
- with respect to a special meeting of stockholders, only the business specified in our company's notice of meeting may be brought before the meeting of stockholders; and
- with respect to a special meeting of stockholders, nominations of persons for election to our board of directors may be made only:
  - by, or at the direction of, our board of directors; or
  - by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Generally, in accordance with our bylaws, a stockholder seeking to nominate a director or bring other business before our annual meeting of stockholders must deliver a notice to our secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the prior year's annual meeting of stockholders (for purposes of our 2015 annual meeting, notice of the prior year's annual meeting shall be deemed to have been mailed on April   , 2014). For a stockholder seeking to nominate a candidate for our board of directors, the notice must include all information set forth in our bylaws including information regarding the nominee that would be required in connection with the solicitation for the election of such nominee, including name, address, occupation and number of shares held. For a stockholder seeking to propose other business, the notice must include all information set forth in our bylaws including a description of the proposed business, the reasons for the proposal and other specified matters.

Ashford Inc S-4

Forum Selection Clause. Under our certificate of incorporation, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

Other Provisions of Our Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws provide that directors may be removed only for cause and with the affirmative vote of at least 80% of the voting interest of our stockholders entitled to vote. 4.

Certain Corporate Opportunities and Conflicts

All of our executive officers are also executive officers of Ashford Trust and Ashford Prime, and one of our directors is also a director of Ashford Trust and Ashford Prime. Our certificate of incorporation will provide that certain directors and officers of Ashford Inc. (the "Overlap Persons") may serve as directors, officers, employees,

consultants and agents of Ashford Trust and Ashford Prime and their respective subsidiaries and successors (each of the foregoing is an "Other Entity") and will provide that if a director or officer of Ashford Inc. who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for Ashford Inc. or any of its subsidiaries, in which Ashford Inc. or any of its subsidiaries could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a "Potential Business Opportunity"): (i) such director or officer will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such director or officer refers such Potential Business Opportunity to an Other Entity, such director or officer, to the fullest extent permitted by law, shall have no duty or obligation to refer such Potential Business Opportunity to Ashford Inc. or to any of its subsidiaries or to give any notice to Ashford Inc. or to any of its subsidiaries regarding such Potential Business Opportunity (or any matter related thereto); (ii) if such director refers such Potential Business Opportunity to any Other Entity, such director or officer, to the fullest extent permitted by law, will not be liable to Ashford Inc. or to any of its subsidiaries, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to Ashford Inc., or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to Ashford Inc. regarding such Potential Business Opportunity or any matter relating thereto; (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person; and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between Ashford Inc. and/or its subsidiaries on the one hand, and such Other Entity, on the other hand, Ashford Inc. and its subsidiaries, to the fullest extent permitted by law, shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such director or officer having been presented or offered, or otherwise acquiring knowledge of such Potential Business Opportunity unless in each case referred to in clause (i), (ii), (iii) or (iv), the opportunity was offered to such director or officer exclusively in his or her capacity as a director or officer of Ashford Inc. (an opportunity meeting all of such conditions, a "Restricted Potential Business Opportunity"). In our certificate of incorporation Ashford Inc. will renounce to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that our board of directors declines to pursue a Potential Business Opportunity, the Overlap Persons are free to refer such Potential Business Opportunity to an Other Entity.

Pursuant to Section 144 of the DGCL, no contract or transaction entered into between Ashford Inc. and/or any of its subsidiaries, on the one hand, and any Other Entity in which one or more of the directors or officers of Ashford Inc. are directors or officers or have a financial interest, on the other hand shall be void or voidable solely for this reason or because the director or officer is present at or participates in any meeting of the board of directors, or a committee thereof that authorized the contract or transaction or because his, her or their votes were counted for such purpose, if (1) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the board or the committee, and the board or committee in good faith

SEC Note 12

REIT.com
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NEWS

REIT Governance: The Capital of Transparency

05/19/2014 | **By Charles Keenan**

Published May/June 2014



REITs have made strides in corporate governance over the years, in part by doing what's asked of them by shareholders, but also by embracing the business case for improved governance.

In the eyes of executives at companies that strongly emphasize corporate governance, best practices tend to pay off.

"Having a market-leading corporate governance philosophy does help to drive shareholder value," says Edward Nekritz, chief legal officer and general counsel at industrial REIT **Prologis Inc.** (NYSE:PLD). "It's part of the core beliefs of the company, in terms of doing business the right way."

Research backs up Nekritz's view. REITs that had an above-average governance score traded at a premium of 2 percent to asset value, according to a 2013 report by research firm Green Street Advisors. REITs with a below-average rating traded at an average 4 percent discount to asset value.

REITs in general have improved enough to rank better in several governance categories than most industries in the S&P 500. In terms of governance risk, stock exchange-listed Equity REITs rank seventh on a list of 43 industries compiled by Institutional Shareholder Services, a monitoring service. ISS uses 80 corporate governance factors across four main areas: board structure, compensation, shareholder rights and audit. REITs had a score of 57 out of a possible 100, behind diversified utilities (100), electric utilities (98), computers and peripherals (74), diversified financial services (73), food and staples retailing (64), and insurance (58).

REITs have fared better on several fronts. About 76 percent of REIT directors are independent, compared with 73 percent of those with non-REITs, according to ISS. About 98 percent of REITs publish board guidelines, compared with 80 percent of non-REITs. Only 21 percent of REITs have staggered or classified boards, versus 42 percent of non-REITs. And only 4.4 percent of REITs have a "poison pill," which refers to a strategy to defend against hostile takeovers, compared with 9.4 percent of all companies.

In essence, REITs such as **Sunstone Hotel Investors Inc.** (NYSE:SHO) have emphasized good corporate governance as a way to get a leg up on competitors. "In our space, there aren't a lot of points of differentiation from one company to the next," says Ken Cruse, Sunstone's chief executive officer. "If we can demonstrate a superiority in our strategy, the way we execute our overall business—and also have a superior corporate governance—that helps set us apart."

POSITIVE STEPS

Within the REIT group, governance scores vary widely. Companies such as Prologis, **Health Care REIT Inc.** (NYSE: HCN), **Ventas Inc.** (NYSE: VTR), **American Tower Corp.** (NYSE: AMT) and Sunstone rank as leaders, according to Green Street.

REITs in recent years have taken key steps in governance. On Green Street's governance scale of 1 to 100, REITs averaged a score of 68 in 2013, compared with 52 a decade earlier. One trend bumping up that number has been the elimination of staggered terms for board members, which make it harder for

SEC Note 13

- The investments of the entities we initially advise will be concentrated in the hotel industry, and the failure of the hotel industry to exhibit sustained improvement may adversely affect us.

- We will be subject to political, economic, market, reputational, operational, legal, regulatory and other risks that are inherent in conducting business internationally.

- We may be unable to raise capital and attract investors for our existing and potential clients, which will affect our ability to earn advisory fees and grow our asset management business.

- Initially, we will be predominantly dependent on Ashford Trust and Ashford Prime as our only clients, and the loss of either such company as a client, or their inability to pay for our services, could substantially reduce our revenue.

- We depend on our key personnel and the loss of their continued service could threaten our ability to operate our business successfully.

- The prior performance of Ashford Trust is not indicative of our future performance.

- Our platform may not be as scalable as we anticipate and we could face difficulties growing our business without significant new investment in personnel and infrastructure.

- Our portfolio management techniques and strategies may not be effective, which may expose us to material unanticipated losses.

9

- We may determine to grow our business through the acquisition of asset management contracts or companies, which entails substantial risk.

- Our separation and distribution agreement, our advisory agreements, our mutual exclusivity agreement and other agreements entered into in connection with the separation and distribution were not negotiated on an arm's-length basis and their terms may not be as favorable to us as if they were negotiated with an unaffiliated third party.

- Our executive officers, who are also executive officers of each of Ashford Trust and Ashford Prime, including our chief executive officer, who is also an executive officer of Remington Lodging & Hospitality, LLC, a Delaware limited liability company that is owned 100% by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. ("Remington"), face competing demands on their time as well as potential conflicts of interests.

- The organization and management of Ashford Trust and Ashford Prime and any future companies that we may advise may create conflicts of interest, which could give rise to investor dissatisfaction or litigation.

- We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ashford Trust.

- If we are unable to successfully implement our business strategy, we may be unable to generate sufficient revenues to pay our operating expenses and make distributions to our common stockholders.

- For federal income tax purposes, the distribution of our common stock will not qualify for tax-free purposes and may be taxable to you as a dividend, however the tax impact will not be able to be calculated until after the end of the 2014 calendar year.

- If gain recognized by Ashford Trust from the proposed distribution and certain other items of income are significant enough, Ashford Trust may fail to qualify as a REIT for U.S. federal income tax purposes.

- Securities eligible for future sale may adversely affect the market price of our securities.

Welcome to Remington Hospitality Services. Skip to <u>content</u> or <u>site navigation.</u>

Remington Hospitality Services



Management Team

Archie Bennett, Jr. Chairman

- Founder of Remington with more than 40 years of hotel investment, development, and management expertise. Mr. Bennett is recognized as one of the leading hospitality authorities in the U.S.
- Leadership positions include:
    - The Industry Real Estate Finance Advisory Council (IREFAC) of the American Hotel/Motel Association - Founder and Co-Chairman, University of Houston - Hilton Hotel School Advisory Board
- Education
    - University of Houston

Monty J. Bennett CEO

- Joined Remington in 1992 and has held leadership positions including: Executive Vice President, Director of Information Systems, Operations Director, and General Manager
- Memberships include:
    - Urban Land Institute's Hotel Council, Hilton Hotel Corporation's Embassy Suites Franchise Advisory Council, the American Hotel & Lodging Association's Industry Real Estate Finance Advisory Council (IREFAC), and life member of the Cornell Hotel Society
- Education
    - Cornell University Johnson Graduate School of Management, MBA
    - Cornell University School of Hotel Administration, BS with distinction

Mark A. Sharkey President

- Joined Remington in 1993 and has over 26 years of experience in the hotel industry
- Member of Sheraton Owners Advisory Council







See Note 13

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Exhibit 2

AHT: Growing volume of related party transactions

	Remington mgmt	Purchase & Project management	CG&A reimbursement	Highland Base	Highland Incentive	Highland market service fees	CG&A reimbursement - Highland	Total
2008	12.5	9.2	4.9					26.6
2009	10.5	5.5	4.6					20.6
2010	11.6	5.8	4.7					22.1
2011	13	6.6	4.3	4.8	1.1	1.6		31.4
2012	13.9	7.6	4.1	7.6	1.7	3.6	1.6	40.1
2013	14.3	9.4	4.3	7.8	1	7	1.6	45.4

Source: "Certain relationships and related party transactions," Ashford Hospitality Trust, Form DEF 14-A, 2008-2013:

see Note 13
2013 = $ 45.4 million

Def 14A FYE 2013

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship and Agreements with Remington

Our operating partnership has a master management agreement with Remington Lodging & Hospitality, LLC, or Remington Lodging, subject to certain independent director approvals, pursuant to which Remington Lodging operates and manages a significant number of our hotels. Remington Lodging is an affiliate of Remington Holdings, LP and is beneficially owned 100% by our chairman and chief executive officer, Mr. Monty Bennett, and his father. The fees due to Remington Lodging under the management agreements include management fees, project and purchase management fees and other fees. The actual amount of management fees, for the properties managed by Remington Lodging for the twelve months ended December 31, 2013, were approximately $14.3 million. The actual amount of project and purchase management fees for the same period were approximately $9.4 million. In addition, Remington Lodging also managed 21 of the 28 hotels held by the PIM Highland JV in return for a base management fee of 3% of gross revenues and an incentive management fee equal to the lesser of 1% of gross revenues or the amount by which actual house profit exceeds house profit set forth in the annual operating budget, as such terms are defined in the management agreement. During 2013, Remington Lodging received from PIM Highland JV a base management fee of $7.8 million, incentive management fees of $1.0 million and market service fees of $7.0 million (which includes purchasing, design and construction management).

55

Further, we and our operating partnership have a mutual exclusivity agreement with Remington Lodging and Remington Holdings and our chairman and chief executive officer, Mr. Monty Bennett, and his father, pursuant to which we have a first right of refusal to purchase lodging investments identified by them that do not meet the investment criteria of Ashford Prime. We also agreed to hire Remington Lodging or its affiliates for the management or construction of any hotel which is part of an investment we elect to pursue, unless either all of our independent directors elect not to do so or a majority of our independent directors elect not to do so based on a determination that special circumstances exist or that another manager or developer could perform materially better than Remington Lodging or one of its affiliates.

Additionally, in March 2011, we acquired an interest in the 28-hotel portfolio of Highland Hospitality through a newly-formed joint venture with Prudential Real Estate Investors. The joint venture effected a consensual foreclosure and restructuring of certain mezzanine and senior loans on the portfolio. In connection with the debt restructuring, we entered into certain guaranty and indemnity agreements with the senior and mezzanine lenders pursuant to which we have potential recourse liability with respect to the mortgage and mezzanine debt arising from certain events or circumstances caused by or resulting from certain actions of Remington Lodging specifically set forth in the related guaranty and indemnity agreements. The maximum aggregate liability we could potentially incur under such guaranty and indemnity agreements is $200,000,000. We have entered into an indemnity agreement with Remington Lodging pursuant to which Remington Lodging has agreed to indemnify us for any liabilities under the guaranty and indemnity agreements with the senior and mezzanine lenders that arise, directly or indirectly, from specifically identified actions of Remington Lodging or any related party.

Remington Hotels LP, which is owned 100% by Mr. Monty Bennett, our chairman and chief executive officer, and his father, pays for certain corporate general and administrative expenses on our behalf, including rent, payroll, office supplies and travel. Such charges are allocated to us based on various methodologies, including headcount, office space, usage and actual amounts incurred. For the year ended December 31, 2013, such costs were approximately $4.3 million and were reimbursed by us monthly. An additional $1.6 million of such costs were reimbursed by PIM Highland JV.

Because we could be subject to various conflicts of interest arising from our relationship with Remington Holdings, Remington Lodging and other parties, to mitigate any potential conflicts of interest, our charter contains a

DEF 14A FYE 2009

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our operating partnership entered into a master management agreement with Remington Lodging & Hospitality, L.P., subject to certain independent director approvals, pursuant to which Remington Lodging, or its affiliate Remington Management LP (together referred to as the "Remington Managers"), operates and manages a significant number of our hotels. The Remington Managers are affiliates of Remington Holdings, LP, successor to Remington Hotel Corporation, and each such entity is are beneficially owned 100% by Messrs. Archie and Monty Bennett. The fees due to the Remington Manager under the management agreements include management fees, project and purchase management fees and other fees. The actual amount of management fees, for the properties managed by the Remington Managers for the 12 months ended December 31, 2009, were approximately $10.5 million. The actual amount of project and purchase management fees for the same period were approximately $5.5 million.

Further, we and our operating partnership have a mutual exclusivity agreement with Remington Lodging and Remington Holdings and Messrs. Archie and Monty Bennett, pursuant to which we have a first right of refusal to purchase lodging investments identified by them. We also agreed to hire Remington Lodging or its affiliates for the management or construction of any hotel which is part of an investment we elect to pursue, unless either all of our independent directors elect not to do so or a majority of our independent directors elect not to do so based on a determination that special circumstances exist or that another manager or developer could perform materially better than Remington Lodging or one of its affiliates.

Remington Hotels LP, which is owned 100% by Messrs. Archie and Monty Bennett, pays for certain corporate general and administrative expenses on our behalf, including rent, payroll, office supplies and travel. Such charges are allocated to us based on various methodologies, including headcount, office space, usage and actual amounts incurred. For the year ended December 31, 2009, such costs were approximately $4.6 million and were reimbursed by us monthly.

Additionally, First Fidelity Mortgage Corporation, as was previously disclosed in the 2009 proxy, an entity in which Mr. Murphy is an executive vice president, received a $400,000 success fee for the placement of senior debt financing in connection with a $60,800,000 loan we obtained from Pacific Life Insurance company on February 20, 2009, secured by the Marriott Crystal Gateway hotel. First Fidelity paid $100,000 of the success fee to Mr. Murphy, as additional compensation. The Marriott Crystal Gateway loan accrues interest at LIBOR plus 4.0%, and no principal payments are due until maturity, on February 20, 2012. As of March 10, 2010, the outstanding principal balance for this loan remains $60,800,000, and we have made approximately $3.3 million in interest payments since the inception of the loan in February 2009. As noted above under "Board Member Independence," Mr. Murphy satisfies both the NYSE Listed Company Manual requirements on independence as well as our own guidelines.

Because we could be subject to various conflicts of interest arising from our relationship with Remington Holdings, the Remington Managers and other parties, to mitigate any potential conflicts of interest, our charter contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer of an affiliate of any director or officer will require the approval of a majority of the disinterested directors. Additionally, our board of directors has adopted a policy that requires all management decisions related to the management agreements with the Remington Managers to be approved by a majority of the independent directors, except as specifically provided otherwise in the management agreement. Further, our board of directors has also adopted our Code of Business Ethics and Conduct, which includes a policy for review of transactions involving related persons, and other potential conflicts of interest. Pursuant to the Code of Business Ethics and Conduct, non-officer employees must report any actual or potential conflict of interest involving themselves or others to their supervisor, our general counsel. Officers must make such report to our general counsel, our chief governance officer or to the chairman of our nominating/corporate governance committee. Directors must make such report to the chairman of our nominating/corporate governance committee.

2009 = $20.6 million
fees + reimbursements

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Host Marriott to Buy 38 Starwood Hotels

By THE ASSOCIATED PRESS

Published: November 15, 2005

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COLLEGE PARK, Md., Nov. 14 (AP) - The Host Marriott Corporation will buy 38 hotels from Starwood Hotels and Resorts Worldwide for about $3.4 billion to expand its upscale and overseas hotel and resort holdings.

The deal calls for Host Marriott to give Starwood shareholders $2.33 billion of Host Marriott stock and pay $1.06 billion in cash. Host Marriott will take on $700 million of debt as part of the deal.



Ramin Talaie/Bloomberg News
A Sheraton hotel in Manhattan. Host's latest acquisition makes it the largest lodging company in the country.

After the deal, Host Marriott, which is based in Bethesda, Md., will change its name to Host Hotels and Resorts.

Starwood, based in White Plains, owns and operates name-brand hotels including Sheraton, Westin, St. Regis and W. The company is moving toward operating properties, rather than owning them, an approach adopted by competitors like Marriott International.

"This is a major step in Starwood's evolution as a company to become more of a fee-based, brand-centric company," said William Crow, a lodging analyst with Raymond Jones & Associates.

Starwood stock rose $1.14, or 1.9 percent, to $60.40 a share and Host Marriott's stock fell 88 cents, or 5.1 percent, to

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* Discount Valuation: The Company is analyzing acquisition targets that are
  expected to trade at a discount relative to the Company's current
  enterprise value per key and/or EBITDA multiple.
* Asset Quality: The Company is analyzing opportunities to acquire upper
  upscale, institutional quality assets which generate RevPAR in excess of
  the Company's current RevPAR.
* Value-Add Opportunity: As the costs of construction, renovations, labor
  and materials have declined from peak levels, the Company is evaluating
  acquisitions where selective renovation/repositioning work may add value.
* Market Concentration: Economies of scale, ownership efficiencies, improved
  pricing power and staff sharing may be realized by owning multiple hotels
  within the same market.
* Outperforming Markets: The Company seeks to invest in strong locations
  within markets that are expected to outperform the U.S. average in terms
  of growth in lodging demand.
* Pipeline: The Company is exploring preferred relationships with current
  owners of hotel real estate who may look to divest of such real estate in
  the future.

While discount acquisition opportunities appear to be increasing in number,
there can be no assurances that the Company will be successful in executing on
its plan to acquire quality hotel assets at discount valuations.

Independent Hotel Management RFP

During December, the Company issued a request for proposal ("RFP") from hotel
management companies interested in managing certain of its hotels currently
managed by Sunstone Hotel Properties, Inc., a division of Interstate Hotels &
Resorts, Inc. The purpose of the RFP is to ensure that Sunstone has the most
highly qualified management companies operating its hotels in order to
consistently deliver best in class results. As changing management companies
may be disruptive to hotel operations, a change in managers will be made only
if the Company expects to achieve sustainable advantages as a result. The
Company expects to conclude the RFP process in the first quarter of 2010.

Secured Debt Restructuring Program

During 2009 the Company initiated a secured debt restructuring program aimed
at addressing cash flow and value deficits among certain of its hotels
securing non-recourse mortgage debt. The primary goal of the program is to
amend the terms of mortgage debt to eliminate cash flow and / or value
deficits. In cases where acceptable restructuring terms cannot be reached,
rather than employing corporate resources to subsidize debt service, the
Company may elect to deed-back the collateral hotels in satisfaction of the
associated debt. During the fourth quarter, the Company concluded
negotiations with respect to three loans totaling approximately $300.7 million
and secured by 13 of the Company's hotels comprised of 3,233 rooms. In each
case, the Company did not reach acceptable amendment terms with the respective
lenders and the Company now expects to deed-back the 13 hotels. The combined
deed-backs are expected to be meaningfully beneficial to the Company's credit
profile, debt maturity schedule, portfolio quality and growth profile. Each
of these three loans is discussed further below.

Renaissance Westchester. In August 2009, the Company elected to cease the
subsidization of debt service on the $29.2 million 4.98% non-recourse mortgage
secured by the 347-room Renaissance Westchester and commenced restructuring
negotiations with the loan's special servicer. In November 2009 the Company
determined in good faith that further negotiations would not be productive.
Effective December 28, 2009, possession and control of the Renaissance
Westchester was transferred to a court-appointed receiver. In conjunction with
this transfer, the Company will deconsolidate this hotel and reclassify the
assets and liabilities, including the hotel's net book value of approximately
$25.0 million and the hotel's $29.2 million mortgage indebtedness, to
discontinued operations as of December 31, 2009. Once title to the hotel is
transferred, the Company will record a gain on extinguishment of debt, and the
net assets and liabilities will be removed from the Company's balance sheets.

Marriott Ontario Airport. In September 2009, the Company elected to cease the
subsidization of debt service on the $25.5 million 5.34% non-recourse mortgage
secured by the 299-room Marriott Ontario Airport and commenced restructuring
negotiations with the loan's special servicer. In November 2009 the Company
determined in good faith that further negotiations would not be productive.
The Company is currently working with the special servicer to transfer

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FelCor Announces Agreement With InterContinental Hotels; The 'New FelCor'

IRVING, Texas, Jan. 25 /PRNewswire-FirstCall/ -- FelCor Lodging Trust Incorporated (NYSE: FCH), one of the nation's largest hotel real estate investment trusts (REITs), today announced that it has executed an agreement modifying the current management agreements covering all FelCor-owned hotels  managed by InterContinental Hotels Group ("IHG"). This agreement will enable the Company to complete its repositioning program and create the "New FelCor."

    Agreement Highlights:
    * FelCor will retain 17 IHG-managed Holiday Inn hotels located in highly
       desirable markets that are primarily in urban locations and mostly
       located in the Northeast, East Coast and California.
    * Non-strategic IHG-managed hotels identified for sale encompass all of
       FelCor's Holiday Inn(R) hotels that are located in secondary and
       tertiary markets, as well as 10 hotels in Texas.
    * Elimination of any potential liquidated damages and any reinvestment
       requirement with respect to hotels previously sold, 31 IHG-managed
       hotels now identified for sale, and one Crowne Plaza(R) hotel to be
       converted to another brand.
    * FelCor will complete special capital plans totaling approximately $50
       million at 11 of the 17 retained hotels, designed to maximize the
       value of these hotels.
    * Management agreements on the 17 retained hotels will be extended to
       2025, and include a new management performance standard and
       restructured incentive fees.

extended granting the REIT greater flexibility and incentive compensation with respect to portfolio management - InnVest looks to accelerate its strategic plan and position itself as the leading growth platform in Canada's hospitality industry

Thursday, March 13, 2014

InnVest REIT Announces Settlement With Orange Capital and Introduces KingSett Capital as Strategic Capital Partner

08:00 EDT Thursday, March 13, 2014

TORONTO, ONTARIO—(Marketwired - March 13, 2014) - InnVest Real Estate Investment Trust (TSX:INN.UN), ("InnVest" or the "REIT") announces that it has reached a settlement (the "Settlement") between InnVest, and Orange Capital, LLC ("Orange Capital") with the support of Westmont Hospitality Group ("Westmont"). KingSett Capital, Canada's leading private equity real estate investor and a pre-existing 7.1% owner of InnVest units, played a key role in facilitating the Settlement outcome and has agreed to become a strategic capital partner of the REIT.

The Settlement is unanimously supported by the Special Committee of the Board of Trustees of InnVest (the "Special Committee"). As part of the Settlement, Orange Capital has agreed to withdraw its request for a special meeting of unitholders scheduled for May 27, 2014.

"The Settlement eliminates the need for a costly proxy campaign and removes market uncertainty," said Laurence Geller, Chairman of the Special Committee of Independent Trustees. "All parties agreed that it is in the best interests of InnVest unitholders for Westmont to remain an important partner of the REIT, and the settlement ensures the REIT is well positioned for future growth" added Mr. Geller.

"The Special Committee and the Parties to the Settlement were committed to reaching a successful resolution for the benefit of all unitholders. We thank the Special Committee for facilitating an excellent outcome for InnVest unitholders. In addition, we are very pleased that KingSett Capital could play a constructive role in the settlement process." said Majid Mangalji Chairman of InnVest.

Highlights of the Settlement include:

- Asset management of InnVest will be internalized effective November 30, 2014 at no cost to the REIT;
- The Board of Trustees (the "Board") will be increased to nine (9) members and there will be six (6) new trustees appointed to the Board;
- A committee made up of independent trustees will commence a search for a permanent full-time Chief Executive Officer ("CEO") to be employed by InnVest;
- The existing Westmont management agreement with InnVest will be amended and extended on terms consistent with hospitality industry practice to allow for greater flexibility with respect to portfolio management and incentive compensation; and
- The Board will immediately begin to develop a new strategic growth plan, including accelerating InnVest's existing program for the orderly sale of non-core assets with the proceeds used to bolster the balance sheet and position InnVest for growth.

Internalized Asset Management

Effective November 30, 2014, Westmont's asset management agreement will terminate at no cost to the REIT and InnVest will internally asset manage all of its properties. As a result, InnVest will no longer pay asset management fees to Westmont effective December 1, 2014. A CEO search committee, made up of independent trustees, will immediately commence a search for a full-time CEO to be employed by InnVest, with the goal to have the CEO in place prior to November 30, 2014 to allow for a constructive transition period.

Ashford Inc S-4 p. 10

negotiated on an arm's-length basis and their terms may not be as favorable to us as if they were negotiated with an unaffiliated third party.

- Our executive officers, who are also executive officers of each of Ashford Trust and Ashford Prime, including our chief executive officer, who is also an executive officer of Remington, face competing demands on their time as well as potential conflicts of interests.

- The organization and management of Ashford Trust and Ashford Prime and any future companies that we may advise may create conflicts of interest, which could give rise to investor dissatisfaction or litigation.

- We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ashford Trust.

- If we are unable to successfully implement our business strategy, we may be unable to generate sufficient revenues to pay our operating expenses and make distributions to our stockholders.

- For federal income tax purposes, the distribution of our common stock will not qualify for tax-free purposes and may be taxable to you as a dividend, however the tax impact will not be able to be calculated until after the end of the 2014 calendar year.

- If gain recognized by Ashford Trust from the proposed distribution and certain other items of income are significant enough, Ashford Trust may fail to qualify as a REIT for U.S. federal income tax purposes.

- Securities eligible for future sale may adversely affect the market price of our securities.

- There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

- We may incur material costs and expenses as a result of our separation from Ashford Trust and the exchange offer, which could adversely affect our profitability.

- Our relationships with Ashford Trust, Ashford Prime and Remington Lodging and Hospitality LLC ("Remington"), a property management company owned by Mr. Monty J. Bennett, our chief executive officer and chairman, and his father, Mr. Archie Bennett, Jr., chairman emeritus of Ashford Trust, could create significant conflicts of interest.

- Under the terms of our mutual exclusivity agreement with Remington, we will be obligated to utilize Remington as a property manager for future platforms that we advise, to the extent we have the discretion to do so, even if the utilization of Remington for such property management may not be the most advantageous for such future clients.

- Under the terms of our mutual exclusivity agreement with Remington, Remington may be able to pursue lodging investment opportunities that compete directly with the businesses that we advise.

Our Financing Strategy

We currently do not use leverage, and therefore have no market risk sensitive instruments; however, we may decide to use leverage to meet future capital needs. Our organizational documents do not limit our capacity to use leverage or the amount we may use. Our financing objective is to manage our capital structure effectively in order to provide sufficient capital to execute our business strategies and in turn add value to stockholders. We may from time to time use derivative instruments primarily to manage interest rate risk. (10)

SEC Note 14

Historical Prices for Ashford Hospitality Prime (AHP), November 19, 2013 to April 21, 2014. Source: Yahoo Finance

Date	Open	High	Low	Close	Volume	Adj Close
21/04/2014	15.4	15.55	15.2	15.37	56500	15.33
17/04/2014	15.32	15.5	15.24	15.47	57000	15.42
16/04/2014	15.54	15.54	15.27	15.37	61500	15.33
15/04/2014	15.29	15.51	14.89	15.45	156700	15.4
14/04/2014	15.41	15.53	15.22	15.35	93400	15.31
11/04/2014	15.47	15.51	15.23	15.27	66500	15.23
10/04/2014	15.75	15.96	15.45	15.65	95000	15.6
09/04/2014	15.44	15.78	15.44	15.74	154100	15.69
08/04/2014	15.48	15.62	15.28	15.49	54500	15.44
07/04/2014	15.43	15.51	15.25	15.47	59100	15.42
04/04/2014	15.65	15.69	15.37	15.51	113400	15.46
03/04/2014	15.66	15.79	15.54	15.69	42500	15.64
02/04/2014	15.29	15.78	15.25	15.7	100800	15.65
01/04/2014	15.42	15.68	15.16	15.32	162900	15.28
31/03/2014	15.01	15.15	14.83	15.12	84500	15.08
28/03/2014	14.82	15.05	14.69	15	134600	14.96
27/03/2014	14.69	14.9	14.62	14.86	131200	14.82
26/03/2014	15.24	15.35	14.66	14.79	286700	14.7
25/03/2014	15.59	15.75	15.12	15.14	94100	15.04
24/03/2014	15.81	15.93	15.36	15.55	94600	15.45
21/03/2014	15.75	15.94	15.74	15.85	287500	15.75
20/03/2014	15.85	15.92	15.56	15.67	103100	15.57
19/03/2014	15.85	15.99	15.61	15.93	115900	15.83
18/03/2014	15.71	15.87	15.51	15.83	67500	15.73
17/03/2014	15.73	15.87	15.61	15.75	111800	15.65
14/03/2014	15.47	15.87	15.36	15.68	97400	15.58
13/03/2014	15.99	16.01	15.39	15.55	174800	15.45
12/03/2014	16.16	16.2	15.98	16.12	73200	16.02
11/03/2014	16.05	16.38	15.59	16.22	141900	16.12
10/03/2014	16.6	16.68	15.95	16.05	183300	15.95
07/03/2014	17.05	17.05	16.6	16.66	100200	16.56
06/03/2014	17.06	17.1	16.92	16.96	178100	16.85
05/03/2014	17.02	17.13	16.93	17.11	121700	17
04/03/2014	16.85	17.22	16.71	17.11	221300	17
03/03/2014	16.7	16.85	16.26	16.73	129600	16.62
28/02/2014	16.89	16.99	16.73	16.75	170100	16.64
27/02/2014	16.87	16.89	16.66	16.82	87500	16.71
26/02/2014	17.18	17.27	16.75	16.92	92800	16.81
25/02/2014	16.91	17.26	16.78	17.19	391000	17.08
24/02/2014	16.66	17.01	16.57	16.91	126900	16.8
21/02/2014	16.79	16.85	16.61	16.66	133600	16.56
20/02/2014	16.7	16.85	16.52	16.72	83300	16.61
19/02/2014	16.92	17.13	16.66	16.73	437900	16.62
18/02/2014	16.85	17.15	16.7	17.1	226800	16.99
14/02/2014	16.85	16.89	16.62	16.85	490800	16.74

13/02/2014	16.42	17.01	16.3	16.92	955300	16.81
12/02/2014	16.37	16.52	16.33	16.45	298000	16.35
11/02/2014	16.73	16.81	16.36	16.43	199800	16.33
10/02/2014	15.98	16.47	15.91	16.47	142900	16.37
07/02/2014	15.95	16.08	15.7	16.07	249900	15.97
06/02/2014	15.93	16.07	15.85	16.06	316600	15.96
05/02/2014	16.03	16.13	15.88	16	164300	15.9
04/02/2014	16.44	16.49	15.86	16.15	257500	16.05
03/02/2014	16.48	16.65	16.32	16.39	208300	16.29
31/01/2014	16.53	16.65	16.27	16.5	1069300	16.4
30/01/2014	16.64	16.84	16.56	16.66	706000	16.56
29/01/2014	16.35	16.74	16.25	16.67	473500	16.57
28/01/2014	16.32	16.46	16.3	16.42	250900	16.32
27/01/2014	16.48	16.48	16.2	16.35	485000	16.25
24/01/2014	16.41	16.56	16.3	16.41	2922400	16.31
23/01/2014	17.5	17.5	16.56	16.72	355500	16.61
22/01/2014	17.8	17.95	17.29	17.72	189900	17.61
21/01/2014	18.37	18.37	18.15	18.35	31400	18.23
17/01/2014	18	18.34	18	18.34	43700	18.22
16/01/2014	17.86	18.11	17.86	18.06	137800	17.95
15/01/2014	18	18.05	17.86	17.99	130600	17.88
14/01/2014	18.01	18.02	17.66	18.01	179000	17.9
13/01/2014	17.92	18.13	17.89	17.98	72900	17.87
10/01/2014	17.94	18.09	17.26	18	249800	17.89
09/01/2014	18.21	18.21	17.7	18	197600	17.89
08/01/2014	18.14	18.39	17.79	18.1	253700	17.99
07/01/2014	18.59	18.75	17.99	18.2	192800	18.09
06/01/2014	18.51	18.65	18.02	18.64	50000	18.52
03/01/2014	18.1	18.56	17.82	18.47	61900	18.35
02/01/2014	18.06	18.26	17.66	18.15	112800	18.04
31/12/2013	18.18	18.22	17.61	18.2	115000	18.09
30/12/2013	17.5	18.36	17.34	18.17	139600	18.06
27/12/2013	17.54	17.62	17.2	17.53	86000	17.42
26/12/2013	18.05	18.08	17.5	17.62	100400	17.46
24/12/2013	18.15	18.42	17.95	18.03	86600	17.87
23/12/2013	18.46	18.51	18	18.19	113000	18.02
20/12/2013	19.65	19.65	18.17	18.37	469200	18.2
19/12/2013	19.88	20.09	19.47	19.59	51600	19.41
18/12/2013	19.57	20.69	19.27	19.91	182500	19.73
17/12/2013	19.85	20.02	18.8	19.59	270900	19.41
16/12/2013	19.53	20.18	19.13	19.78	168700	19.6
13/12/2013	19.96	20.12	19.41	19.44	157600	19.26
12/12/2013	19.99	20.23	19.95	19.97	33200	19.79
11/12/2013	20.18	20.18	19.87	19.92	90300	19.74
10/12/2013	20.01	20.14	19.85	20.08	83800	19.9
09/12/2013	20.1	20.22	20	20	61500	19.82
06/12/2013	20.38	20.45	19.86	20.02	56000	19.84

05/12/2013	20.58	20.78	20	20.13	97200	19.95
04/12/2013	20.41	20.9	20	20.54	80700	20.35
03/12/2013	20.64	20.8	20.13	20.37	75100	20.18
02/12/2013	20.42	20.75	20.23	20.61	240200	20.42
29/11/2013	20.66	20.66	20.16	20.46	33500	20.27
27/11/2013	20.21	20.63	19.8	20.53	245700	20.34
26/11/2013	21.29	21.29	20.14	20.37	115400	20.18
25/11/2013	21.82	21.82	20.95	21.29	18000	21.1
22/11/2013	21.8	21.95	21.5	21.74	102100	21.54
21/11/2013	21.34	22.1	20.9	21.71	196700	21.51
20/11/2013	21.35	21.35	20.1	21.14	194500	20.95
19/11/2013	22.56	22.56	21.25	(21.25)	2200	21.06

Ste Note 14

JJ Fueser

From:	Courtney Alexander
Sent:	June-02-14 9:37 AM
To:	JJ Fueser; Jeffrey Nelson; Becky Perrine; Mikela French
Subject:	Fwd: AHP US : Ashford Hospitality Prime: Initial Opinion - A Prime case of undervalued assets; initiate at Buy - BUY - United States
Attachments:	summarybullets.gif; 11393826pdficon.jpg; 11393826pdficon.jpg; summarybullets.gif

Courtney

Begin forwarded message:

From: BofAML-Andrew Didora <feedback@mlresearch.ml.com>
Date: June 2, 2014 at 3:01:01 AM PDT
To: <calexander@unitehere.org>
Subject: AHP US : Ashford Hospitality Prime: Initial Opinion - A Prime case of undervalued assets; initiate at Buy - BUY - United States
Reply-To: <feedback_1e2682e-3b1539d0@mlresearch.ml.com>

BofA Merrill Lynch **Global Research**

An Initial Opinion Report from Andrew G. Didora, CFA

Monday, 02 June 2014

Ashford Hospitality Prime - BUY

A Prime case of undervalued assets; initiate at Buy

- AHP is an externally managed hotel REIT that has a market cap of $555 million and an EV of $1.1 billion.
- We are initiating with a Buy rating given portfolio quality, favorable operating metrics and an experienced management team.
- Our $19 price objective implies approximately 12.5x our 2015E EBITDA. This target multiple is a 10% discount to peers.

Strong underlying portfolio and favorable operating metrics

M

Ashford Hospitality Prime (ticker AHP) is an externally managed hotel REIT that has a market cap of $555 million and an EV of $1.1 billion. The company was spun-out of AHT in November 2013, and the stock has underperformed in 2014 (-11% vs. Hotel REITs +11%) given concerns of size and the ability to grow. While subsequent equity raises are likely as AHP expands, we believe the

M 2/2

underlying portfolio quality, favorable operating metrics and experienced management team are currently undervalued by the market. We initiate with a Buy rating and $19 price objective.

Positives: solid portfolio and operating metrics

We estimate AHP will generate absolute RevPAR of $160 in 2014, 3% higher than the peer set and 9% higher than management's goal of maintaining RevPAR twice the national average. We believe this speaks to both the quality of the assets as well as the locations, and when coupled with the highest property-level EBITDA margins (33.8%) yields strong cash flow per room. Based on our private market analysis, we see value of at least $19 per share, or 17% upside from current levels.

Risks: external manager, size, equity issuance

We believe there are 3 main reasons for the stock performance to date. First, the relative size of AHP with an enterprise value nearly a third of its next largest full service competitor could keep investors on the sidelines. Second, the external manager has been a concern in the past, yet we would note the interests of management and shareholders are highly aligned with insiders owning 14% of the company. Third, AHP's growth strategy will require additional equity (as leverage is still above its long term goal), so this could create some near term headwinds.

Valuation: establishing a $19 price objective

Our $19 price objective implies approximately 12.5x our 2015E EBITDA. This target multiple is a 10% discount to our target multiples for the group, similar to how AHP currently trades, and represents a forward multiple slightly below its current multiple.

Intended for Courtney Alexander



Click for full report

To reply to Andrew G. Didora, CFA directly, click here or call +1 646 855 2924

Ashford Prime S-4A January 2014 p. F-7

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012
(in thousands, except per share amounts)

	Hotel Group Historical Combined Consolidated[(AA)]	Separation Adjustments	Pro Forma No Hotels Acquired	Historical Sofitel Chicago Water Tower Period From January 1, 2012 through October 31, 2012[(BB)]	Historical Sofitel Chicago Water Tower Period From November 1, 2012 through December 31, 2012[(BB)]	Sofitel Chicago Water Tower	Pier House Resort[(CC)]	Pro Forma Sofitel and Pier House Acquired	Crystal Gateway Marriott[(DD)]	Pro Forma Hotels Acquired
Revenue										
Rooms	$ 160,811	$ —	$ 160,811	$ 22,049	$ 4,028	$ 26,077	$ 14,318	$ 201,206	$ 34,750	$ 235,956
Food and beverage	50,784	—	50,784	9,466	1,907	11,373	2,997	65,154	14,928	80,082
Rental income from operating leases	—	—	—	—	—	—	—	—	—	—
Other	9,593	—	9,593	1,515	290	1,805	1,376	12,774	1,964	14,738
Total hotel revenue	221,188	—	221,188	33,030	6,225	39,255	18,691	279,134	51,642	330,776
Expenses:										
Hotel operating expenses:										
Rooms	37,001	—	37,001	6,461	1,284	7,745	2,102	46,848	7,892	54,740
Food and beverage	33,377	—	33,377	7,315	1,462	8,777	2,493	44,647	9,731	54,378
Other expense	59,013	—	59,013	8,382	1,657	10,039	864	69,916	13,956	83,872
Management fees	9,360	—	9,360	1,156	187	1,343	935	11,099	1,549	12,648
						(165)[(PP)]	(374)[(LL)]			
Total hotel expenses	138,751	—	138,751	23,314	4,590	27,739	6,020	172,510	33,128	205,638
Property taxes, insurance and other	10,236	—	10,236	1,547	430	1,977	7,059	19,272	2,596	21,868
Depreciation and amortization	29,549	—	29,549	2,590	637	3,227	1,489	35,312	5,836	44,433
						555[(MM)]	492[(MM)]		3,285[(MM)]	
Transaction costs	—	—	—	—	—	—	—	—	—	—
Corporate general and administrative	10,846	6,745[(EE)]	24,192	—	—	—	483[(EE)]	24,692	1,668	27,395
		971[(FF)]					— [(II)]		1,652[(EE)]	
		7,912[(GG)]					17[(JJ)]		(647)[(II)]	
		275[(HH)]							30[(JJ)]	
		(2,752)[(II)]								
		195[(JJ)]								
Total expenses	189,382	13,346	202,728	27,451	5,657	33,498	15,560	251,786	47,548	299,334

Operating income	31,806	(13,346)	18,460	5,579	568	5,757	3,131	27,348	4,094	31,442
Interest income	29	—	29	—	—	—	47	76	11	87
Other income	—	—	—	—	—	—	—	—	—	—
Interest expense and amortization of loan costs	(31,244)	—	(31,244)	(4,889)	(596)	(5,485)	(1,626)	(34,812)	(6,630)	(41,442)
						5,485(QQ)	(1,942)(OO)			
Income (loss) before income taxes	591	(13,346)	(12,755)	690	(28)	5,757	(390)	(7,388)	(2,525)	(9,913)
Income tax expense	(4,384)	—	(4,384)	—	—	—	—	(4,967)	(1,303)	(5,760)
						(412)(NN)	(171)(NN)		510(NN)	
Net income (loss)	(3,793)	(13,346)	(17,139)	690	(28)	5,345	(561)	(12,355)	(3,318)	(15,673)
(Income) loss from consolidated entities attributable to noncontrolling interest	(752)	—	(752)	—	—	—	—	(752)	—	(752)
(Income) loss attributable to redeemable noncontrolling interests in operating partnership(KK)	—	4,759	4,759	—	—	(1,422)	149	3,486	883	4,369
Net income (loss) attributable to the Company	$ (4,545)	$ (8,587)	$ (13,132)	$ 690	$ (28)	$ 3,923	$ (412)	$ (9,621)	$ (2,435)	$ (12,056)
Basic outstanding shares	N/A		24,045(RR)					24,045(RR)		24,045(RR)
Basic EPS	N/A		$ (0.55)(RR)					$ (0.40)(RR)		$ (0.50)(RR)
Diluted outstanding shares	N/A		24,045(SS)					24,045(SS)		24,045(UU)
Diluted EPS	N/A		$ (0.55)(SS)					$ (0.40)(SS)		$ (0.50)(UU)

See Notes to Pro Forma Combined Consolidated Financial Statements.

Table of Contents

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2013
(in thousands, except per share amounts)

	Hotel Group Historical Combined Consolidated(AA)	Separation Adjustments	Pro Forma No Hotels Acquired	Sofitel Chicago Water Tower(BB)	Pier House Resort(CC)	Pro Forma Sofitel and Pier House Acquired	Crystal Gateway Marriott(DD)	Pro Forma Hotels Acquired
Revenue								
Rooms	$ 132,852	$ —	$ 132,852	$ 20,911	$ 11,700	$ 165,463	$ 25,711	$ 191,174
Food and beverage	37,799	—	37,799	8,512	2,334	48,645	10,995	59,640
Rental income from operating leases	—	—	—	—	—	—	—	—

Basic EPS	N/A	$ (0.14)(RR)	$ 0.01 (RR)	$ (0.08)(RR)
Diluted outstanding shares	N/A	24,045 (SS)	32,905 (TT)	24,045 (UU)
Diluted EPS	N/A	$ (0.14)(SS)	$ — (TT)	$ (0.08)(UU)

See Notes to Pro Forma Combined Consolidated Financial Statements.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1. Basis of Presentation

Ashford Prime is a newly formed, externally-advised Maryland corporation that invests primarily in high RevPAR, luxury, upper-upscale and upscale hotels. Ashford Prime's hotels will be located predominantly in domestic and international gateway markets. Concurrent with the separation and distribution, Ashford Prime acquired interests in eight hotel properties, which Ashford Prime collectively refers to as its properties, and options to acquire the Pier House Resort and Crystal Gateway Marriott from Ashford Hospitality Limited Partnership ("Ashford Trust OP"). Following the separation and distribution, Ashford Prime entered into a purchase and sale agreement to acquire Sofitel Chicago Water Tower.

Ashford Prime was formed as a Maryland corporation on April 5, 2013. Ashford Hospitality Prime Limited Partnership, Ashford Prime's operating partnership (the "Ashford Prime OP"), was formed as a Delaware limited partnership on April 5, 2013. Ashford Prime OP General Partner LLC, a wholly-owned subsidiary of Ashford Prime, was formed as a Delaware limited liability company on April 5, 2013 and owns the general partnership interest in Ashford Prime OP. Ashford Prime OP Limited Partner LLC, a wholly-owned subsidiary of Ashford Prime, was formed as a Delaware limited liability company on April 5, 2013 and owns a limited partnership interest in Ashford Prime OP.

The pro forma combined consolidated financial statements contain the following presentations: (i) Ashford Prime following the separation and distribution, (ii) Ashford Prime following the separation and distribution, assuming it acquired the Sofitel Chicago Water Tower and the Pier House Resort and not the Crystal Gateway Marriott, and (iii) Ashford Prime following the separation and distribution, assuming it acquired the Sofitel Chicago Water Tower, the Pier House Resort and the Crystal Gateway Marriott.

Ashford Prime has filed a Registration Statement on Form 10 with the Securities and Exchange Commission with respect to the separation and distribution. Ashford Prime's operations are carried on through Ashford Prime OP. Ashford Prime owns indirectly approximately 64.7% of Ashford Prime OP and has control of Ashford Prime OP, as determined under the consolidation rules of generally accepted accounting principles. Accordingly, Ashford Prime will consolidate the assets, liabilities and results of operations of Ashford Prime OP.

.....

3. Adjustments to Pro Forma Combined Consolidated Statements of Operations

The adjustments to the pro forma combined consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are as follows:

(AA) Represents the historical combined consolidated statements of operations of the Hotel Group for the year ended December 31, 2012 and the nine months ended September 30, 2013.

(BB) Represents the historical combined statements of operations of the Sofitel Chicago Water Tower for the periods from January 1 2012 through October 31, 2012 and November 1, 2012 through December 31, 2012 and the nine months ended September 30, 2013.

(CC) Represents the historical statements of operations of the Pier House Resort for the year ended December 31, 2012 and the nine months ended September 30, 2013.

(DD) Represents the historical combined statements of operations of the Crystal Gateway Marriott for the year ended December 31, 2012 and the nine months ended September 30, 2013.

(EE) Represents an estimate of the base fee payable to Ashford Hospitality Advisors LLC, Ashford Prime's external advisor, pursuant to the terms of the advisory agreement. The base fee will be equal to 0.70% per annum of the total enterprise value of Ashford Prime, subject to a minimum quarterly base fee. The "total enterprise value" for purposes of determining the base fee will be calculated on a quarterly basis as (i) the average of the volume-weighted average price per share of our common stock for each trading day of the preceding quarter multiplied by the average number of shares of our common stock and common units outstanding during such quarter, on a fully-diluted basis (assuming all common units and long term incentive partnership units in the operating partnership which have achieved economic parity with common units in the operating partnership have been converted to common stock in the company), plus (ii) the quarterly average of the aggregate principal amount of our consolidated indebtedness (including our proportionate share of debt of any entity that is not consolidated but excluding our joint venture partners' proportionate share of consolidated debt), plus (iii) the quarterly average of the liquidation value of our outstanding preferred equity.

Table of Contents

To determine the appropriate pro forma adjustment for the base fee without any options being exercised, the total enterprise value of Ashford Trust was calculated pursuant to the definition of "total enterprise value" above. A portion of the total enterprise value was then allocated to Ashford Prime based on the pro forma total asset value of Ashford Prime as compared to Ashford Trust. The contractual advisory fee of 0.70% per annum was then applied to the total enterprise value allocated to Ashford Prime for purposes of making the pro forma adjustment. This calculation reflects an estimated base fee greater than the minimum base fee provided in the advisory agreement. However, the calculation is an estimate based on the historical total enterprise value of Ashford Trust and may not accurately reflect the total enterprise value of Ashford Prime following the separation and distribution. As a result, the pro forma base advisory fee adjustment may be understated.

If Ashford Prime acquires the Pier House Resort, the total enterprise value of Ashford Prime will be increased by the amount of debt that will be assumed in connection with the acquisition, based on the contractual formula for calculating total enterprise value. For pro forma purposes, as described in (K) above, management has estimated that $69.0 million of debt will be assumed in connection with the acquisition of the Pier House Resort. Accordingly, to estimate the incremental base fee attributable to the Pier House Resort acquisition, the 0.7% base management fee was applied to the $69.0 million of debt that will be assumed in connection with the exercise of the option to acquire the Pier House Resort. This calculation is an estimate and may not accurately reflect the incremental base fee attributable to the Pier House Resort acquisition.

The option purchase price payable for the Crystal Gateway Marriott is payable in common units of Ashford Prime OP. For pro forma purposes, as described in (L) above, management has assumed a purchase price for the Crystal Gateway Marriott of $234.8 million (which includes working capital) and the assumption of related debt of $101.6 million. If Ashford Prime acquires the Crystal Gateway Marriott, the total enterprise value of Ashford Prime will be increased by the purchase price, because it is payable in Ashford Prime OP units, and the amount of debt that will be assumed in connection with the acquisition, based on the contractual formula for calculating total enterprise value. Accordingly, to estimate the incremental base fee attributable to the Crystal Gateway Marriott acquisition, the 0.7% base management fee was applied to the aggregate of the purchase price in connection with the exercise of the option to acquire the Crystal Gateway Marriott. This calculation is an estimate and may not accurately reflect the incremental base fee attributable to the Crystal Gateway Marriott acquisition.

The calculation of the base fee after the consummation of the separation and distribution will be based on the total enterprise value of Ashford Prime, calculated pursuant to the definition of "total enterprise value" described above.

(FF) Represents an estimate of the additional base fee payable to Ashford Hospitality Advisors LLC for the year ended December 31, 2012 and the nine months ended September 30, 2013, as a result of the offering equal to 0.70% per annum of the estimated net proceeds from this offering of $138.8 million

(GG) The incentive fee payable to Ashford Prime's external advisor, if any, will be based on Ashford Prime's total stockholder return performance as compared to a defined peer group. To determine an appropriate pro forma adjustment to reflect an estimate of the incentive fee, management has assumed that the performance of Ashford Prime during the period ended December 31, 2012 would have mirrored the actual performance of Ashford Trust for such period. While it is unlikely there will be an exact correlation between the performance of Ashford Trust and Ashford Prime in the future, we believe the historical performance of Ashford Trust for the year ended December 31, 2012 (which included the Ashford Prime properties) is the best factually supportable indicator of Ashford Prime performance for purposes of determining an estimated incentive fee. This estimate is derived by applying the incentive fee calculation methodology provided for in the advisory agreement to the historical performance of Ashford Trust, and assuming that the fully diluted value of equity for Ashford Prime is equal to the "total enterprise value" used in calculating the base fee as described in footnote (EE) above, less Ashford Prime's indebtedness, reduced by the non-controlling interest's share. Because of the

assumptions used in this calculation, it may not accurately reflect the actual incentive fee, if any, that will be payable by Ashford Prime following the separation and distribution. Because the incentive fee is a performance-based fee that is not finalized until the end of each fiscal year, no pro forma adjustment is being made for the nine months ended September 30, 2013, consistent with Staff Accounting Bulletin Topic 13.A, suggesting that it is not appropriate to recognize revenue "based upon the probability of a factor being achieved."

SEC Note 16, 17

SEC Note 16, 17

EX-3.1 2 secondamendedandrestatedby.htm EXHIBIT 3.1

EXHIBIT 3.1

ASHFORD HOSPITALITY TRUST, INC.

SECOND AMENDED AND RESTATED BYLAWS

February 25, 2014

ASHFORD HOSPITALITY TRUST, INC.
AMENDED AND RESTATED BYLAWS
ARTICLE I
STOCKHOLDERS

Section 1. Place. All meetings of stockholders shall be held at the principal executive office of Ashford Hospitality Trust, Inc. (the "*Corporation*") or at such other place as shall be set by the Board of Directors (the "*Board*") in accordance with these Bylaws and stated in the notice of the meeting.

Section 2. Annual Meeting. An annual meeting of stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on the date and at the time and place set by the Board of Directors.

Section 3. Special Meetings.

(a) *General.* Each of the Chairman of the Board, Chief Executive Officer and Board of Directors may call a special meeting of stockholders. Except as provided in subsection (b)(4) of this Section 3, a special meeting of stockholders shall be held on the date and at the time and place set by the Chairman of the Board, Chief Executive Officer or Board of Directors, whoever has called the meeting. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

(b) *Stockholder-Requested Special Meetings.*

(1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the "*Record Date Request Notice*") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the

stockholders entitled to request a special meeting (the *"Request Record Date"*). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the *"Exchange Act"*). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request

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Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which a Record Date Request Notice is received by the secretary.

     (2)   In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the *"Special Meeting Request"*) signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the *"Special Meeting Percentage"*) shall be delivered to the secretary. In addition, the Special Meeting Request shall (a) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) set forth (i) the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (ii) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by each such stockholder and (iii) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (d) be sent to the secretary by registered mail, return receipt requested, and (e) be received by the secretary within 30 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

     (3)   The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of the meeting (including the Corporation's proxy materials). The secretary shall not be required to call a special meeting upon stockholder

request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting.

(4)   In the case of any special meeting called by the secretary upon the request of stockholders (a "*Stockholder-Requested Meeting*"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the "*Meeting Record Date*"); and provided further that if the Board of Directors fails to designate, within

ten days after the date that a valid Special Meeting Request is actually received by the secretary (the "*Delivery Date*"), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m., local time, on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for a Stockholder-Requested Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b).

(5)   If written revocations of the Special Meeting Request have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting on the matter to the secretary: (i) if the notice of meeting has not already been delivered, the secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for a special meeting on the matter, or (ii) if the notice of meeting has been delivered and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the Corporation's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting

received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6)   The Chairman of the Board, Chief Executive Officer or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been received by the secretary until the earlier of (i) five Business Days after

actual receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7)   For purposes of these Bylaws, *"Business Day"* shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated bylaw or executive order to close.

Section 4. Notice. A written notice of all annual meetings of stockholders stating the hour, date and place of such annual meetings and, to the extent required by the Maryland General Corporation Law, the purpose for which the meeting has been called shall be given by the Secretary or an Assistant Secretary (or other person authorized by these Bylaws or by law) not less than 10 days nor more than 90 days before the meeting, unless any provisions of the Maryland General Corporation Law prescribe a different period of notice, to each stockholder entitled to vote at such meeting or to each stockholder who, under the Corporation's charter, as amended from time to time (the *"Charter"*) or under these Bylaws, is entitled to such notice, by delivering such notice, by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation's stock transfer books, by electronic transmission or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or